As filed with the Securities and Exchange Commission on November 30, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHESAPEAKE ENERGY CORPORATION

(exact name of registrant as specified in its charter)

Oklahoma	1311	75-1395733
(state or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. employer identification no.)

6100 North Western Avenue Oklahoma City, Oklahoma 73118 (405) 848-8000 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	Aubrey K. McClendon Chairman of the Board and Chief Executive Officer 6100 North Western Avenue Oklahoma City, Oklahoma 73118 (405) 848-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

James M. Prince, Esq. Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Street Houston, Texas 77002-6760 713-758-3710 713-615-5962 (fax)	Stephen L. Burns Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 212-474-1000 212-474-3700 (fax)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement and all other conditions to the exchange offer described herein have been satisfied or waived

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, $.01 par value per share	22,242,000	N/A	$367,000,000	$46,499

(1)	This Registration Statement registers the maximum number of shares of the Registrant’s common stock, par value $0.01 per share, that may be issued in connection with the exchange offer by the Registrant for up to 4,000,000 shares of the Registrant’s outstanding 6.00% Cumulative Convertible Preferred Stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(f)(1) and (3) and Rule 457(c) under the Securities Act of 1933 based on the product of (i) $91.75, which is the average of the high and low prices per share of the Registrant’s 6.00% Cumulative Convertible Preferred Stock as reported on the New York Stock Exchange on November 29, 2004, and (ii) 4,000,000, which represents the maximum number of shares of 6.00% Cumulative Convertible Preferred Stock sought in the exchange offer.
(3)	Computed in accordance with Rule 457(f) under the Securities Act at the statutory rate of $126.70 per $1,000,000 of securities registered.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to completion, dated November 30, 2004.

EXCHANGE OFFER PROSPECTUS

Chesapeake Energy Corporation

Offer to Exchange

Shares of Common Stock

for

Each Outstanding Share of

6.00% Cumulative Convertible Preferred Stock

(CUSIP Nos. 165167-70-1/

165167-60-2 (144A))

We are offering to exchange shares of our common stock for each validly tendered and accepted share of our 6.00% Cumulative Convertible Preferred Stock upon the terms and subject to the conditions set forth in this exchange offer prospectus and in the related letter of transmittal. On November 29, 2004, 4,000,000 shares of our 6.00% Cumulative Convertible Preferred Stock were outstanding. In this exchange offer prospectus, we refer to our 6.00% Cumulative Convertible Preferred Stock as “Preferred Stock.”

The number of shares of common stock to be exchanged for each share of Preferred Stock (which we refer to as the “Exchange Ratio”) will be fixed after 5:00 p.m. New York City time on Thursday, December 23, 2004, the Pricing Date, on the basis of the applicable pricing formula set forth herein, and announced prior to the opening of trading on Monday, December 27, 2004. The Exchange Ratio will be subject to a maximum of 5.5605 shares of common stock and a minimum of 5.1605 shares of common stock per share of Preferred Stock.

The exchange offer will expire at 12:00 midnight, New York City time, on Tuesday, December 28, 2004, unless extended or earlier terminated by us. You may withdraw shares of Preferred Stock that you tender at any time before the exchange offer expires. In addition, you may withdraw any tendered shares of Preferred Stock if we have not accepted them for payment within 40 business days from the commencement of our exchange offer on November 30, 2004.

The exchange offer is subject to the conditions described in “The Exchange Offer—Conditions to the Exchange Offer,” including, among other things, the effectiveness of the registration statement of which this exchange offer prospectus forms a part. We reserve the right to extend or terminate the exchange offer if any condition of the exchange offer is not satisfied and otherwise to amend the exchange offer in any respect.

The Preferred Stock is listed on the New York Stock Exchange under the symbol “CHKPrA”, and our common stock is listed on the New York Stock Exchange under the symbol “CHK”. The New York Stock Exchange will consider de-listing any outstanding shares of Preferred Stock if, following the exchange, the number of publicly-held outstanding shares of Preferred Stock is less than 100,000, the number of holders of outstanding shares of Preferred Stock is less than 100, the aggregate market value of the outstanding shares of Preferred Stock is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding shares of Preferred Stock in light of all pertinent facts as determined by the New York Stock Exchange. On November 29, 2004, the last reported sale price of the Preferred Stock on the New York Stock Exchange was $91.75 per share, and the last reported sale price of our common stock on the New York Stock Exchange was $17.92 per share. The shares of our common stock to be issued in the exchange offer have been approved for listing on the New York Stock Exchange.

We urge you to carefully read the “ Risk Factors” section beginning on page 14 before you make any decision regarding the exchange offer.

You must make your own decision whether to tender any shares of Preferred Stock in the exchange offer and, if so, the number of shares of Preferred Stock to tender. We do not make any recommendation as to whether or not holders of outstanding shares of Preferred Stock should tender their shares of Preferred Stock for exchange in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered in this exchange offer, or determined if this exchange offer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Dealer Manager

UBS Investment Bank

The date of this exchange offer prospectus is December     , 2004.

You should rely only on the information contained or incorporated by reference in this exchange offer prospectus. We have not, and the dealer manager has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to exchange, and are seeking tenders of, these securities only in jurisdictions where the offers or tenders are permitted. You should assume that the information appearing in this exchange offer prospectus and the documents incorporated by reference in this exchange offer prospectus is accurate only as of the dates of the exchange offer prospectus or of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

These answers to questions that you may have as a holder of shares of our 6.00% Cumulative Convertible Preferred Stock, as well as the summary that follows, highlight selected information included elsewhere or incorporated by reference in this exchange offer prospectus. To fully understand the exchange offer and the other considerations that may be important to your decision about whether to participate in the exchange offer, you should carefully read this exchange offer prospectus in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this exchange offer prospectus. For further information regarding Chesapeake Energy Corporation, see the section of this exchange offer prospectus entitled “Where You Can Find More Information.” Except as otherwise specified, the words “Chesapeake Energy Corporation,” “Chesapeake,” the “Company,” “we,” “our,” “ours,” and “us” refer to Chesapeake Energy Corporation and its subsidiaries. In this exchange offer prospectus, we refer to the 6.00% Cumulative Convertible Preferred Stock as “Preferred Stock”.

Why are we making the exchange offer?

We are making the exchange offer to reduce our fixed dividend obligations. The exchange offer allows current holders of shares of Preferred Stock to receive a number of shares of common stock in excess of the shares of common stock that they would receive upon conversion of the Preferred Stock.

How many shares of Preferred Stock are being sought in the exchange offer?

We are offering to exchange all outstanding shares of the Preferred Stock. As of November 29, 2004, 4,000,000 shares of Preferred Stock were outstanding.

What will I receive in the exchange offer if I tender shares of Preferred Stock and they are accepted?

For each share of Preferred Stock that we accept in the exchange offer, you will receive a number of shares of our common stock equal to the Exchange Ratio upon the terms and subject to the conditions set forth in this exchange offer prospectus and the related letter of transmittal. The Exchange Ratio will be calculated after 5:00 p.m., New York City time, on December 23, 2004 (the “Pricing Date”), as the sum of:

•	4.8605 shares of common stock; plus

•	$7.75 divided by the Weighted Average Price,

subject to a minimum Exchange Ratio of 5.1605 shares of common stock and a maximum Exchange Ratio of 5.5605 shares of common stock. The Exchange Ratio will be rounded to the nearest fourth decimal place.

For purposes of these calculations “Weighted Average Price” means the arithmetic daily volume-weighted average price of our common stock, beginning on December 10, 2004 and ending on the Pricing Date. The dollar volume-weighted average shall equal the dollar volume-weighted average price for our common stock on the New York Stock Exchange during the period beginning at 9:30:01 a.m., New York City time (or such other time as is the official open of trading at the New York Stock Exchange) and ending at 4:00:00 p.m., New York City time (or such other time as is the official close of trading at the New York Stock Exchange), as reported by Bloomberg Financial Services through its “Volume at Price” (CHK     [Equity] VAP [Go]) functions. The Weighted Average Price will be rounded to the nearest whole cent.

Our common stock and the Preferred Stock are listed on the New York Stock Exchange under the symbols “CHK” and “CHKPrA,” respectively. On November 29, 2004, the last reported sale price per share of our common stock on the New York Stock Exchange was $17.92 and the last reported sale price per share of the Preferred Stock on the New York Stock Exchange was $91.75.

When will I know the Exchange Ratio for the exchange offer?

We will calculate the Exchange Offer on the Pricing Date and will announce the Exchange Ratio prior to 9:00 a.m., New York City time, on the next business day, December 27, 2004 (the “Announcement Date”). In

addition, from the commencement of the offer, you will know the minimum and maximum Exchange Ratio. You can also obtain relevant information with respect to the Exchange Ratio on a daily basis during the offer period as well as the final Exchange Ratio, after their determination on the Pricing Date, by calling the information agent or the dealer manager at their respective toll-free numbers provided on the back cover of this prospectus. See “The Exchange Offer—Exchange Ratio.”

Will I have an opportunity to tender my Preferred Stock in the exchange offer, or withdraw previously tendered shares of Preferred Stock, after the determination of the Exchange Ratio?

Yes. Since the Exchange Ratio can be calculated and will be announced by us prior to 9:00 a.m., New York City time, on December 27, 2004 and the exchange offer will not expire earlier than 12:00 midnight, New York City time, on December 28, 2004, you will have a minimum of two trading days after the Announcement Date to tender your shares of Preferred Stock in the exchange offer or to withdraw your previously tendered shares of Preferred Stock. See “The Exchange Offer—Exchange Ratio” and “The Exchange Offer—Withdrawals of Tenders.”

How does the consideration I will receive if I tender my shares of Preferred Stock compare to the payments I would receive on the shares of Preferred Stock if I do not tender?

The formula under which the Exchange Ratio will be calculated, represents the number of shares of common stock you would receive upon the conversion of one share of Preferred Stock, based on the conversion price of $10.287, plus a number of shares of common stock calculated to have a market value of approximately $7.75, based on the Weighted Average Price.

If you do not participate in the exchange offer, you will continue to receive, when, as and if declared by our board of directors, dividend payments of approximately $0.75 for each share of Preferred Stock on March 15, June 15, September 15 and December 15 of each year for as long as such shares remain outstanding. Assuming the closing price of our common stock equals or exceeds $13.37 for 20 trading days during the consecutive 30 trading day period ending on March 19, 2006, including the last trading day of such period, we may exercise our right to cause the conversion of the Preferred Stock into shares of our common stock on March 20, 2006. If we exercise this right, dividends on the shares of Preferred Stock called for conversion will cease to accrue.

If you validly tender your shares of Preferred Stock and we accept them for exchange, you will be entitled to receive cash dividends on our common stock if, as and when declared by our board of directors on or after the closing date of the exchange offer. In the third quarter of 2004, we began paying a quarterly dividend of $0.045 per share of our common stock. We intend to continue to pay this quarterly dividend, however, the payment of future cash dividends will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, our future business prospects and any contractual restrictions. Our ability to pay dividends is subject to restrictions under the indentures governing our senior notes and under Oklahoma law.

What other rights will I lose if I tender my shares of Preferred Stock in the exchange offer?

If you validly tender your shares of Preferred Stock and we accept them for exchange, you would lose the rights of a holder of Preferred Stock, which are described below in this exchange offer prospectus. For example you would lose the right to receive quarterly dividends, when, if and as declared by the board of directors. You would also lose the right to receive, out of the Company’s assets available for distribution to its stockholders and before any distribution is made to the holders of stock ranking junior to the Preferred Stock (including common stock), a liquidation preference in the amount of $50 per share of Preferred Stock, plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding up or dissolution of the Company.

May I tender only a portion of the shares of Preferred Stock that I hold?

Yes. You do not have to tender all of your shares of Preferred Stock to participate in the exchange offer.

If the exchange offer is consummated and I do not participate in the exchange offer or I do not tender all of my shares of Preferred Stock in the exchange offer, how will my rights and obligations under my remaining outstanding shares of Preferred Stock be affected?

The terms of your shares of Preferred Stock, if any, that remain outstanding after the consummation of the exchange offer will not change as a result of the exchange offer.

What do we intend to do with the shares of Preferred Stock that are tendered in the exchange offer?

Shares of Preferred Stock accepted for exchange by us in the exchange offer will be retired and cancelled.

Are we making a recommendation regarding whether you should tender in the exchange offer?

We are not making any recommendation regarding whether you should tender or refrain from tendering your shares of Preferred Stock in the exchange offer. Accordingly, you must make your own determination as to whether to tender your shares of Preferred Stock in the exchange offer and, if so, the number of shares of Preferred Stock to tender. Before making your decision, we urge you to carefully read this exchange offer prospectus in its entirety, including the information set forth in the section of this exchange offer prospectus entitled “Risk Factors,” and the other documents incorporated by reference in this exchange offer prospectus.

Will the common stock to be issued in the exchange offer be listed for trading?

Yes. The shares of our common stock to be issued in the exchange offer have been approved for listing on the New York Stock Exchange. Generally, the common stock you receive in the exchange offer will be freely tradeable, unless you are considered an “affiliate” of ours, as that term is defined in the Securities Act of 1933. For more information regarding the market for our common stock, see the section of this exchange offer prospectus entitled “Market for Common Stock and Preferred Stock.”

What are the conditions to the exchange offer?

The exchange offer is conditioned upon:

•	the effectiveness of the registration statement of which this exchange offer prospectus forms a part; and

•	the other closing conditions described in “The Exchange Offer—Conditions to the Exchange Offer.”

We may waive certain conditions of this exchange offer. If any of the conditions is not satisfied or waived, we will not accept and exchange any validly tendered shares of Preferred Stock. For more information regarding the conditions to the exchange offer (including conditions we cannot waive), see the section of this exchange offer prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

How will fluctuations in the trading price of our common stock affect the consideration offered to holders of shares of Preferred Stock?

We are offering to exchange a number of shares of our common stock for each share of Preferred Stock equal to 4.8605 plus a number of shares of common stock with a value equivalent to $7.75 based on the Weighted Average Price. If the market price of our common stock declines, the value of the fixed portion of the shares of common stock you will receive in exchange for your shares of Preferred Stock will decline, however the number of shares equivalent to the value of $7.75 will increase, and you will therefore receive a greater number of shares in total. The trading value of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally.

When does the exchange offer expire?

The exchange offer will expire at 12:00 midnight, New York City time, on December 28, 2004, unless extended or earlier terminated by us.

Under what circumstances can the exchange offer be extended, amended or terminated?

We reserve the right to extend the exchange offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer in any respect prior to the expiration date of the exchange offer. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or in the information contained in this exchange offer prospectus or waive a material condition to the exchange offer. During any extension of the exchange offer, shares of Preferred Stock that were previously tendered and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, to terminate the exchange offer, at any time prior to the expiration date of the exchange offer if any condition to the exchange offer is not met. If the exchange offer is terminated, no shares of Preferred Stock will be accepted for exchange and any shares of Preferred Stock that have been tendered will be returned to the holder. For more information regarding our right to extend, amend or terminate the exchange offer, see the section of this exchange offer prospectus entitled “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination.”

How will I be notified if the exchange offer is extended, amended or terminated?

If the exchange offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer. For more information regarding notification of extensions, amendments or the termination of the exchange offer, see the section of this exchange offer prospectus entitled “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination.”

What risks should I consider in deciding whether or not to tender my Preferred Stock?

In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the Preferred Stock and our common stock described in the section of this exchange offer prospectus entitled “Risk Factors,” and the documents incorporated by reference in this exchange offer prospectus.

What are the federal income tax consequences of my participating in the exchange offer?

Please see the section of this exchange offer prospectus entitled “Material United States Federal Income Tax Consequences.” The tax consequences to you of the early settlement offer will depend on your individual circumstances. You should consult your own tax advisor for a full understanding of the tax consequences of participating in the exchange offer.

How will the exchange offer affect the trading market for the shares of Preferred Stock that are not exchanged?

If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in shares of Preferred Stock. In addition, if more than 3,900,000 shares of Preferred Stock are tendered and accepted in the exchange offer, the shares of Preferred Stock may be de-listed from the New York Stock Exchange. We do not intend to reduce the number of shares of Preferred Stock accepted in the exchange offer to prevent the de-listing of the Preferred Stock. If the Preferred Stock is de-listed, your ability to sell your shares of Preferred Stock not tendered in the exchange offer may be impaired.

Are the financial condition and results of operations of Chesapeake relevant to my decision to tender in the exchange offer?

Yes. The price of both our common stock and the Preferred Stock are closely linked to our financial condition and results of operations. For information about the accounting treatment of the exchange offer, see the section of this exchange offer prospectus entitled “The Exchange Offer—Accounting Treatment.”

Will Chesapeake receive any cash proceeds from the exchange offer?

No. We will not receive any cash proceeds from the exchange offer.

How do I tender my shares of Preferred Stock?

If you beneficially own shares of Preferred Stock that are held in the name of a broker or other nominee and wish to tender such shares of Preferred Stock, you should promptly instruct your broker or other nominee to tender on your behalf. To tender shares of Preferred Stock, UMB Bank, N.A., the exchange agent, must receive, prior to the expiration date of the exchange offer, a timely confirmation of book-entry transfer of such shares of Preferred Stock and an agent’s message through the automated tender offer program of The Depository Trust Company, which we refer to in this exchange offer prospectus as the “depositary” or “DTC,” according to the procedure for book-entry transfer described in this exchange offer prospectus. For more information regarding the procedures for tendering your shares of Preferred Stock, see the section of this exchange offer prospectus entitled “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock.”

What happens if some or all of my shares of Preferred Stock are not accepted for exchange?

If we decide for any reason not to accept some or all of your shares of Preferred Stock, the shares of Preferred Stock not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the exchange offer by book entry transfer into the exchange agent’s account at DTC. DTC will credit any validly withdrawn or unaccepted shares of Preferred Stock to your account at DTC. For more information, see the section of this exchange offer prospectus entitled “The Exchange Offer—Return of Unaccepted Shares of Preferred Stock.”

Until when may I withdraw previously tendered shares of Preferred Stock?

If not previously returned, you may withdraw previously tendered shares of Preferred Stock at any time until the exchange offer has expired. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted for exchange by us after the expiration of 40 business days from November 30, 2004. For more information, see the section of this exchange offer prospectus entitled “The Exchange Offer—Withdrawals of Tenders.”

How do I withdraw previously tendered shares of Preferred Stock?

To withdraw previously tendered shares of Preferred Stock, you must comply with the appropriate procedures of DTC’s automated tender offer program. For more information regarding the procedures for withdrawing tendered shares of Preferred Stock, see the section of this exchange offer prospectus entitled “The Exchange Offer—Withdrawals of Tenders.”

Will I have to pay any fees or commissions if I tender my shares of Preferred Stock?

If your shares of Preferred Stock are held through a broker or other nominee who tenders the Preferred Stock on your behalf (other than those tendered through one of the dealer managers), your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

With whom may I talk if I have questions about the exchange offer?

If you have questions regarding the exchange offer or whether or not to participate in the exchange offer, please contact the dealer manager, UBS Securities LLC. You may call UBS Securities LLC toll-free at (888) 722-9555 x4210 or (203) 719-4210 (collect). If you have questions regarding the procedures for tendering in the exchange offer, require additional exchange offer materials or require assistance in tendering your shares of Preferred Stock, please contact MacKenzie Partners, Inc., the information agent. You can call the information agent toll-free at (800) 322-2885 or (212) 929-5500 (collect). You may also write to the information agent or the dealer manager at one of their respective addresses set forth on the back cover of this exchange offer prospectus.

SUMMARY

This summary highlights selected information contained or incorporated by reference in this exchange offer prospectus. It likely does not contain all of the information that may be important to you or that you should consider when making a decision regarding the exchange offer. You should carefully read this entire exchange offer prospectus, including “Risk Factors,” and the information we have incorporated by reference before making a decision to participate in the exchange offer.

Chesapeake

We are one of the six largest independent producers of natural gas in the U.S. and own interests in approximately 19,000 producing oil and gas wells. Our internally-estimated proved oil and natural gas reserves as of September 30, 2004 were approximately 4.45 tcfe. Approximately 89% of our proved reserves by volume at September 30, 2004 were natural gas, and approximately 74% of our proved oil and natural gas reserves by volume at September 30, 2004 were located in our primary operating area—the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas, the Texas Panhandle and North Texas. In addition, we are building significant operating areas in the Permian Basin of western Texas and eastern New Mexico, in the Ark- La-Tex area of eastern Texas and northern Louisiana and in the South Texas and Texas Gulf Coast regions.

Since January 1, 1998, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased, after giving effect to the pending acquisition discussed below, approximately 3.8 tcfe of proved reserves at a total cost of approximately $4.5 billion (excluding $616 million of deferred taxes in connection with certain corporate acquisitions). During 2004, we have remained active in the acquisitions market. In January 2004, we purchased Permian Basin and Mid-Continent oil and gas assets by acquiring privately-held Concho Resources Inc. for cash consideration of $420 million (excluding employee severance and other miscellaneous costs). In June 2004, we acquired Greystone Petroleum LLC, a privately-held oil and natural gas company, for $425 million in cash.

In the third quarter of 2004, we made three acquisitions for a combined purchase price of $570 million: privately-held Bravo Natural Resources, Inc. and certain assets from Legend Natural Gas, LP and Tilford Pinson Exploration, LLC. Our internal estimates of proved reserves associated with these three acquisitions are 310 bcfe and current daily production is 60 mmcfe. Approximately 56% of these assets are located in the Mid-Continent and 44% are located in South Texas.

Through all of our completed 2004 acquisitions, we have acquired an internally estimated 949 bcfe of proved oil and natural gas reserves at a cost of $1.43 per mcfe (excluding $0.40 per mcfe of deferred taxes in connection with certain corporate acquisitions).

In November 2004, we agreed to acquire certain oil and gas and marketing assets from Hallwood Energy Corporation for a cash purchase price of $292 million. These assets include interests in an approximately 18,000 acre block located adjacent to our existing assets in North Texas. Our internal estimates of proved reserves associated with this acquisition are 135 bcfe and current daily production is 25 mmcfe. This acquisition is expected to close on December 15, 2004 and is subject to customary closing conditions. We intend to finance this acquisition with proceeds from our pending senior notes offering. There is no assurance that this pending acquisition will be completed, or that our internal estimates of the reserves being acquired will prove correct.

Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Business Strategy

Since the company’s inception in 1989, our goal has been to create value for our investors by building one of the largest onshore natural gas resource bases in the United States. For the past seven years, our strategy to accomplish this goal has been to build the dominant operating position in the Mid-Continent region, the third largest gas supply region in the U.S. In building this industry-leading position in the Mid-Continent, we have integrated an aggressive and technologically advanced drilling program with an active property consolidation program focused on small to medium-sized corporate and property acquisitions of up to $600 million.

We are now building significant operating areas in the Permian Basin, Ark-La-Tex, South Texas and Texas Gulf Coast regions. These are areas to which we believe significant elements of our successful Mid-Continent strategy can be transferred. Key elements of this business strategy are further explained below:

•	Make High-Quality Acquisitions. Our acquisition program is focused on small to medium-sized acquisitions of natural gas properties, primarily in the Mid-Continent, that offer high-quality, long-lived production and significant development and higher potential deeper drilling opportunities. Since January 1, 1998, and including the pending Hallwood acquisition, we have acquired $4.5 billion of such properties (largely through 46 separate transactions of greater than $10 million each) at an estimated average cost of $1.19 per mcfe of proved reserves (excluding $0.17 per mcfe of deferred taxes in connection with certain corporate acquisitions). The vast majority of these acquisitions either increased our ownership in existing wells or fields or added additional drilling locations in our primary Mid-Continent operating area, and more recently in our other operating areas. Because our operating areas contain many small companies seeking liquidity opportunities and larger companies seeking to divest non-core assets, we expect to continue to find additional attractive acquisition opportunities in the future.

•	Grow through the Drillbit. One of our most distinctive characteristics is our ability to increase reserves and production through the drillbit. We are currently utilizing 67 operated drilling rigs and 79 nonoperated drilling rigs to conduct what we believe is the most active drilling program in the United States, which is focused on finding significant new gas reserves and developing existing proved reserves primarily in the Mid-Continent, and principally at deeper depths than the industry average. For the past seven years, we have been aggressively investing in the leasehold, 3-D seismic information and human capital to be able to take advantage of the favorable drilling economics that exist in our industry today. In an industry characterized by declining natural gas production during the past few years, we are one of the few mid to large-cap companies that have been able to increase its production, as we have successfully done for the past 16 years and 13 consecutive quarters. In the Mid-Continent, our drilling program remains the most active in the region and is supported by our ownership of the region’s largest leasehold and 3-D seismic inventories. Across our operating areas, we seek a balanced approach to drilling with approximately one-third of our expenditures focused on targets located at depths shallower than 10,000 feet, one-third on medium depth drilling between 10-15,000 feet and one-third targeting deeper objectives below 15,000 feet.

•

Build Regional Scale. We believe one of the keys to success in the natural gas exploration industry is to build significant operating scale in a limited number of core operating areas. Achieving such scale provides many benefits, the most important of which are higher per unit revenues, lower per unit operating costs, greater rates of drilling success, a lower likelihood of making unsuccessful acquisitions and higher returns on invested capital. We first began pursuing this focused strategy in the Mid-Continent in 1997 and we are now the largest natural gas producer, the most active driller and the most active acquirer of leasehold and producing properties in the Mid-Continent. We believe this region, which trails only the Gulf Coast and Rocky Mountain basins in current U.S. gas production, has many attractive characteristics. These characteristics include long-lived natural gas properties with predictable decline curves; multi-pay geological targets that decrease drilling risk and have resulted in a drilling success rate of 92% over the past twelve years; favorable basis differentials to benchmark commodity prices; generally lower service costs than in more competitive or more remote basins; and a favorable regulatory environment with virtually no federal land ownership. We believe our other operating areas possess many of these same favorable characteristics.

•	Focus on Low Costs. By minimizing lease operating costs and general and administrative expenses through focused activities and increased scale, we have been able to deliver attractive financial returns through all phases of the commodity price cycle. We believe our low cost structure is the result of management’s effective cost-control programs, a high-quality asset base and the extensive and competitive services, gas processing and transportation infrastructures that exist in our key operating areas. We believe our acquisitions to date in 2004 will help maintain our low per unit operating and administrative costs because of our large existing scale of operations and the reimbursements we will receive from third parties in the approximately 1,700 wells on which we have assumed operations during 2004. As of September 30, 2004, we operated approximately 7,800 wells, or approximately 82% of the value of our estimated proved reserves.

•	Improve Our Balance Sheet. We have made significant progress in improving our balance sheet over the past five years. From December 31, 1998 through September 30, 2004, we have increased our shareholders’ equity by $3.1 billion through a combination of earnings and common and preferred equity issuances. Our debt to total capitalization ratio has declined from 137% as of December 31, 1998 to 52% as of September 30, 2004, pro forma for our pending senior notes offering. We plan to continue improving our balance sheet in years ahead.

Based on our view that natural gas will be in a tight supply/demand relationship in the U.S. during at least the next five years because of declining supply and growing demand for this clean-burning, domestically-produced fuel, we believe our focused natural gas acquisition, exploitation and exploration strategy should provide substantial value-creating growth opportunities in the years ahead. Although U.S. gas production has been steadily declining during the past three years, we have increased our natural gas production in each of the past 13 quarters and in each of the 16 years since our inception in 1989. Our goal is to increase our overall production by 10% to 20% per year, with an estimated 10% of this growth generated organically through the drillbit and the remaining growth generated through future acquisitions. We have reached or exceeded this overall production goal in 10 of our 12 years as a public company.

Company Strengths

We believe the following six characteristics distinguish our past performance and future growth potential from other independent natural gas producers:

•	High-Quality Asset Base. Our producing properties are characterized by long-lived reserves, established production profiles and an emphasis on natural gas. Based upon current production and reserve estimates, including estimates for the acquisitions pending or closed in 2004, our proved reserves-to-production ratio, or reserve life, is approximately 12.0 years. In each of our operating areas, our properties are concentrated in locations that enable us to establish substantial economies of scale in drilling and production operations and facilitate the application of more effective reservoir management practices. We intend to continue building our asset base in each of our operating areas through a balance of acquisitions, exploitation and exploration.

•

Low-Cost Producer. Our high-quality asset base, the work ethic of our employees, our “hands on” management style and our location in Oklahoma City have enabled us to achieve a low operating and administrative cost structure. During the nine months ended September 30, 2004, our operating costs per unit of production were $0.93 per mcfe, which consisted of general and administrative expenses of $0.10 per mcfe (including non-cash stock-based compensation of $0.01 per mcfe), production expenses of $0.57 per mcfe and production taxes of $0.26 per mcfe. We believe this is one of the lowest cost structures among publicly traded mid- to large-cap independent oil and natural gas producers. We seek to control operations of the properties in which we own an interest. We operate properties accounting for approximately 82% of our proved reserves by value as of September 30, 2004. This large percentage of operated properties provides us with a high degree of operating flexibility and cost control.

•	Successful Acquisition Program. Our experienced asset acquisition team focuses on enhancing and expanding our existing assets in each of our operating areas. These areas are characterized by long-lived natural gas reserves, low lifting costs, multiple geological targets, favorable basis differentials to benchmark commodity prices, well-developed oil and gas transportation infrastructures and considerable potential for further consolidation of assets. Since 1998, and including the pending Hallwood acquisition, we have completed $4.5 billion in acquisitions at an average cost of $1.19 per mcfe of estimated proved reserves (excluding $0.17 per mcfe of deferred taxes in connection with certain corporate acquisitions). We believe we are well-positioned to continue making attractive small and medium-sized acquisitions as a result of our extensive track record of identifying, completing and integrating multiple successful acquisitions, our large operating scale and our knowledge and expertise in the regions in which we operate.

•	Large Inventory of Drilling Projects. During the 16 years since our inception, we have been among the ten most active drillers of new wells in the United States. Presently, we believe we are the most active driller in the United States (with 67 operated and 79 non-operated rigs drilling) and the most active driller in the Mid-Continent (with 53 of our 67 operated rigs). Through this high level of activity over the years, we have developed an industry-leading expertise in drilling deep vertical and horizontal wells in search of large natural gas accumulations in challenging reservoir conditions. We pursue deep drilling targets because of our view that most undiscovered gas reserves in the U.S. will be found at depths below 15,000 feet. In addition, we believe that our large 3-D seismic inventory, much of which is proprietary to us, provides us with significant advantages over our competitors, which largely prefer to drill shallower development wells. As a result of our aggressive leasehold acquisition and seismic acquisition strategies, we have been able to accumulate an onshore leasehold position of approximately 3.5 million net acres and have acquired rights to over nine million acres of 3-D seismic data to help evaluate our expansive acreage inventory. On this very large acreage position, our technical teams have identified over 5,000 exploratory and developmental drillsites, representing a backlog of more than seven years of future drilling opportunities.

•	Hedging Program. We have used and intend to continue using hedging programs to reduce the risks inherent in producing oil and natural gas, commodities that are frequently characterized by significant price volatility. We believe this price volatility is likely to continue and may even increase in the years ahead, but that we can use this volatility to our benefit by taking advantage of prices when they reach levels that management believes lock in unusually high rates of return on our invested capital. Between January 1, 2001 and September 30, 2004, we have increased our oil and gas revenues by $116 million of net realized gains through our successful hedging programs. We currently have gas hedges in place covering 86% of our anticipated gas production for the fourth quarter of 2004 and 39% of our anticipated gas production for 2005 at average NYMEX prices of $5.77 and $6.10 per mcf, respectively. In addition, we have 96% of our projected oil production hedged for the fourth quarter of 2004 and 30% of our projected oil production hedged for 2005 at average NYMEX prices of $30.10 and $40.20 per barrel of oil, respectively.

•

Entrepreneurial Management. Our management team formed the company in 1989 with an initial capitalization of $50,000. Since then, our current management team has guided the company through various operational and industry challenges and extremes of oil and gas prices to create one of the six largest independent producers of natural gas in the U.S. with an enterprise value of approximately

$9.2 billion (pro forma for this offering and based on a $17.50 stock price). Our co-founders, Aubrey K. McClendon and Tom L. Ward, have been business partners in the oil and gas industry for 21 years and beneficially own, as of November 23, 2004, approximately 17.0 million and 18.5 million of our common shares, respectively.

Recent Developments

•	Senior Notes Offering. On November 30, 2004, we commenced a private placement of $600 million aggregate principal amount of our Senior Notes due 2015. The net proceeds from the offering, after deducting discounts to the initial purchasers and estimated expenses of the offering, are expected to be approximately $588.8 million. We intend to use approximately $229.1 million of the net proceeds to fund our recently announced tender offer for our 8.375% Senior Notes due 2008, assuming all outstanding notes are tendered. We intend to use approximately $292 million of the net proceeds to finance our pending Hallwood acquisition. The remainder of the net proceeds will be used to repay amounts borrowed under our revolving bank credit facility and for general corporate purposes.

•	Tender Offer for 8.375% Senior Notes due 2008. On November 30, 2004, we commenced a cash tender offer for all of the approximately $209.8 million outstanding principal amount of our 8.375% Senior Notes due 2008. The tender offer is conditioned upon the closing of our senior notes offering and the receipt of consents to remove substantially all of the restrictive covenants on the 8.375% Senior Notes from holders of a majority of the outstanding principal amount of the notes. If all outstanding notes are tendered, it is expected the tender offer will cost approximately $229.1 million, including fees and expenses, which would be funded with a portion of the net proceeds from our senior notes offering. There is no assurance that the tender offer, which is expected to be completed on December 28, 2004, will be consummated or, if consummated, what aggregate principal amount of notes will be tendered and purchased.

•	Conversion of 6.75% Cumulative Convertible Preferred Stock. On November 18 and 19, 2004, holders of 676,200 shares of our 6.75% Cumulative Convertible Preferred Stock converted such shares into shares of our common stock. On November 22, 2004, the remaining 2,038,000 shares of our 6.75% preferred stock, with an aggregate liquidation value of $101.9 million, was converted into shares of our common stock, pursuant to the exercise of our option to automatically convert such shares under the certificate of designation of the series. Approximately 17,624,657 shares of common stock were issued in these transactions.

•	Exchange of 6.00% Cumulative Convertible Preferred Stock. On November 18, 2004, we entered into an unsolicited transaction with a holder of our 6.00% Cumulative Convertible Preferred Stock to issue 3,225,000 shares of our common stock in exchange for 600,000 shares of our 6.00% preferred stock, representing 13% or $30 million of the aggregate outstanding liquidation value of our 6.00% preferred stock. The transaction closed on November 23, 2004 and the 600,000 shares of 6.00% preferred stock were retired upon receipt. The issuance of the shares of common stock in this transaction was exempt from registration under the Securities Act of 1933 pursuant to Rule 3(a)(9) under the Securities Act.

•	Amendment of Revolving Bank Credit Facility. On November 17, 2004, we entered into an amendment to our revolving bank credit facility with the lenders party thereto to effect an increase in the aggregate commitments under such facility from $500 million to $600 million. In addition, the amendment extends the current margin applicable to our interest rates and commitment fees through December 31, 2005. Other terms of the facility, including maturities, were not changed.

THE EXCHANGE OFFER

The material terms of the exchange offer are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this exchange offer prospectus entitled “The Exchange Offer,” “Description of Capital Stock,” “Description of the Preferred Stock” and “Comparison of Rights Between the Preferred Stock and Our Common Stock.”

Offeror	Chesapeake Energy Corporation.

Securities Subject to the Exchange Offer	Up to an aggregate of 4,000,000 shares of Preferred Stock, representing all of the outstanding shares of Preferred Stock.

The Exchange Offer

We are offering to exchange a number of shares of our common stock equal to the Exchange Ratio for each validly tendered and accepted share of Preferred Stock upon the terms and subject to the conditions set forth in this exchange offer prospectus and in the related letter of transmittal.

Fractional shares will not be issued in the exchange offer and cash will be paid in lieu of any fractional shares.

Any shares of Preferred Stock not exchanged will remain outstanding. The shares of Preferred Stock validly tendered and accepted for exchange in the exchange offer will be retired and cancelled.

Exchange Ratio	The Exchange Ratio will be calculated after 5:00 p.m., New York City time, on December 23, 2004 (Pricing Date), as the sum of:

•	4.8605 shares of common stock; plus

•	$7.75 divided by the Weighted Average Price,

subject to a minimum Exchange Ratio of 5.1605 shares of common stock and a maximum Exchange Ratio of 5.5605 shares of common stock. The Exchange Ratio will be rounded to the nearest fourth decimal place.

For purposes of these calculations “Weighted Average Price” means the arithmetic daily volume-weighted average price of our common stock, beginning on December 10, 2004 and ending on the Pricing Date.

Expiration Date	The exchange offer will expire at 12:00 midnight, New York City time, on December 28, 2004, unless extended or earlier terminated by us.

Certain Consequences to Non-Tendering Holders

Shares of Preferred Stock not exchanged in the exchange offer will remain outstanding after the consummation of the exchange offer. If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in shares of Preferred Stock. In addition, if less than 3,900,000 shares of Preferred Stock remain outstanding following the exchange offer, the New York Stock Exchange may cause the Preferred Stock to be de-listed.

Conditions to the Exchange Offer	The exchange offer is conditioned upon:

•	the effectiveness of the registration statement of which this exchange offer prospectus forms a part; and

•	the other closing conditions described in “The Exchange Offer—Conditions to the Exchange Offer.”

No Appraisal Rights	No appraisal rights are available to holders of Preferred Stock in connection with the exchange offer.

Procedures For Tendering Shares of Preferred Stock

To tender shares of Preferred Stock, UMB Bank, N.A., the exchange agent, must receive, prior to the expiration date of the exchange offer, a timely confirmation of book-entry transfer of such shares of Preferred Stock and an agent’s message through the automated tender offer program of DTC according to the procedure for book-entry transfer described in this exchange offer prospectus. If you tender under DTC’s automated tender offer program, you will agree to be bound by the letter of transmittal that we are providing with this exchange offer prospectus as though you had signed the letter of transmittal.

If you wish to tender shares of Preferred Stock that are held in the name of a broker or other nominee, you should instruct your broker or other nominee to tender on your behalf.

We describe the procedures for tendering shares of Preferred Stock in more detail in the section of this exchange offer prospectus entitled “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock.”

Withdrawal Rights

You may withdraw previously tendered shares of Preferred Stock at any time before the expiration date of the exchange offer. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for purchase after the expiration of 40 business days from November 30, 2004. See the section of this exchange offer prospectus entitled “The Exchange Offer—Withdrawals of Tenders.”

Risk Factors

You should consider carefully all of the information set forth in this exchange offer prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” before deciding whether to participate in the exchange offer.

Material United States Federal Income Tax Consequences For Preferred Stock Holders

We intend to treat the exchange of your shares of Preferred Stock for shares of our common stock pursuant to the exchange offer as a conversion of Preferred Stock into shares of Common Stock. For a detailed discussion, please see the section titled “Material United States Federal Income Tax Consequences.”

Brokerage Commissions

You are not required to pay any brokerage commissions to the dealer manager. If your shares of Preferred Stock are held through a broker or other nominee who tenders shares of Preferred Stock on your behalf (other than those tendered through one of the dealer managers), your broker may charge you a commission for doing so.

Dealer Manager	UBS Securities LLC.

Information Agent	MacKenzie Partners, Inc.

Exchange Agent	UMB Bank, N.A.

Market-Trading

The Preferred Stock is listed on the New York Stock Exchange under the symbol “CHKPrA”, and our common stock is listed on the New York Stock Exchange under the symbol “CHK.” On November 29, 2004, the last reported sale price of the Preferred Stock on the New York Stock Exchange was $91.75 per share, and the last reported sale price of our common stock on the New York Stock Exchange was $17.92 per share. The shares of our common stock to be issued in the exchange offer have been approved for listing on the New York Stock Exchange.

Further Information

If you have questions regarding the information in this exchange offer prospectus, please contact the dealer manager. If you have questions regarding the procedures for tendering in the exchange offer or require assistance in tendering your shares of Preferred Stock, please contact the information agent. If you would like additional copies of this exchange offer prospectus, our annual, quarterly, and current reports, proxy statement and other information that we incorporate by reference in this exchange offer prospectus, please contact either the information agent or Investor Relations at Chesapeake. For all other questions, please contact the dealer manager. The contact information is set forth on the back cover of this exchange offer prospectus.

RISK FACTORS

In considering whether to participate in the exchange offer, you should carefully consider the risks described below and the other information we have included or incorporated by reference in this exchange offer prospectus.

Risks Related to the Exchange Offer

The value of the common stock that you receive may fluctuate.

We are offering to exchange a number of shares of our common stock equal to the Exchange Ratio for each share of Preferred Stock. The price of our common stock may fluctuate widely in the future. If the market price of our common stock declines, the value of the shares you will receive in exchange for your shares of Preferred Stock will decline. The trading value of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally, many of which are beyond our control: Please see “—Risks Related to Our Business.”

All of our debt obligations and our senior capital stock, including any shares of Preferred Stock that remain outstanding after the exchange offer, will have priority over our common stock with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of Chesapeake, our common stock would rank below all debt claims against Chesapeake and all of our outstanding shares of preferred stock, including the shares of Preferred Stock that are not tendered and accepted by us in this exchange offer. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

By tendering your shares of Preferred Stock, you will lose your right to receive certain cash payments.

Holders of shares of our Preferred Stock are entitled to quarterly dividends, which are paid when, if and as declared by our board of directors. If your shares of Preferred Stock are validly tendered and accepted for exchange you will lose the right to receive any dividend payments to be made after completion of the exchange offer.

Our certificate of incorporation, bylaws, the Oklahoma General Corporation Act and our shareholder rights agreement contain provisions that could discourage an acquisition or change of control of our company.

Our shareholder rights agreement and the Oklahoma Business Combination Statute, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to replace incumbent management. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices. Please read “Description of Capital Stock—Anti-Takeover Provisions.”

Risks Related to Holding Shares of Preferred Stock After the Exchange Offer

Shares of Preferred Stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer.

If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and market prices may fluctuate significantly depending on the volume of trading in shares of Preferred Stock. Furthermore, a security with a smaller “float” may command a lower price and trade with greater volatility or much less frequently than would a comparable security with a greater float. This decreased liquidity may also make it more difficult for holders of shares of Preferred Stock that do not tender to sell their shares of Preferred Stock. In addition, if less than 100,000 shares of Preferred Stock remain outstanding following the exchange offer, the New York Stock Exchange may cause the Preferred Stock to be de-listed.

If you do not participate in the exchange offer, your shares of Preferred Stock will continue to be subject to our right to cause the conversion of the Preferred Stock into shares of common stock upon satisfaction of certain conditions.

On or after March 20, 2006, if the closing price of our common stock exceeds 130% of the conversion price for 20 trading days during any consecutive 30 day period, we may at our option cause each outstanding share of Preferred Stock to be converted into shares of common stock at the then prevailing conversion price. The conversion price is subject to adjustment upon the occurrence of certain change of control transactions and other events.

We may not be able to pay cash dividends on our capital stock.

We are required to pay all declared dividends on our preferred stock in cash. Our existing indentures limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including our preferred and common stock, only if certain financial tests are met.

Under Oklahoma law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on our capital stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the preferred stock and common stock (if declared), we may not have sufficient cash to pay dividends on our preferred stock or common stock, as the case may be.

The trading prices for the shares of Preferred Stock that remain outstanding after the exchange offer will be directly affected by the trading prices of our common stock.

Because the Preferred Stock is convertible into shares of our common stock, the trading prices of the Preferred Stock in the secondary market is directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of the common stock or interest rates will rise or fall. Trading prices of the common stock will be influenced by the factors described in the section of this exchange offer prospectus entitled “—Risks Related to the Exchange Offer—The value of the common stock that you receive may fluctuate” and “—Risks Related to Our Business.”

Risks Related to Our Business

Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because approximately 89% of our pro forma proved reserves at September 30, 2004 are natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness and preferred stock may adversely affect operations and limit our growth, and we may have difficulty making debt service and preferred stock dividend payments on our indebtedness and our preferred stock as such payments become due.

As of September 30, 2004, we had long term indebtedness of $2.76 billion ($3.04 billion pro forma for our pending senior notes offering and cash tender offer for our outstanding 8.375% Senior Notes due 2008), with approximately $152 million drawn under our $500 million revolving bank credit facility. Our long-term indebtedness represented 49% of our total book capitalization at September 30, 2004 (52% on a pro forma basis). As of November 29, 2004, we had $242 million outstanding under our recently amended $600 million revolving bank credit facility. We expect to continue to be highly leveraged in the foreseeable future.

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a significant portion of our cash flows must be used to service our indebtedness and pay dividends on preferred stock, and our business may not generate sufficient cash flow from operations to enable us to continue to meet our obligations under our indebtedness and our stated dividends on our preferred stock;

•	a high level of debt and preferred stock increases our vulnerability to general adverse economic and industry conditions;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry, and the rights and preferences applicable to our preferred stock may limit our ability to pay dividends on our common stock; and

•	a high level of debt and preferred stock may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes.

We may incur additional debt, including significant secured indebtedness, or issue additional series of preferred stock, in order to make future acquisitions or to develop our properties. A higher level of indebtedness and additional preferred stock increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. If we are forced to do so, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus and the documents incorporated by reference in this prospectus contain estimates of our proved reserves and the estimated future net revenues from our proved reserves as well as estimates relating to recent and pending acquisitions. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2003, approximately 26% of our estimated proved reserves by volume were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves, including $351 million in 2004. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values referred to in this prospectus and the documents incorporated by reference herein represent the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2003 present value is based on weighted average oil and gas prices of $30.22 per barrel of oil and $5.68 per mcf of natural gas. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by oil and gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the expenses from the development and production of oil and gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Reserve estimates of properties acquired in 2004 have not been prepared by independent petroleum engineers. Our internal estimates may not be as reliable as estimates of those reserves by independent engineers.

Our estimates of proved reserves attributed to our 2004 acquisitions, including our pending acquisition described under “Summary—Chesapeake,” included herein or incorporated by reference in this prospectus have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria otherwise in compliance with SEC rules. Furthermore, our internal reserve estimates for these acquisitions are based upon data available to us which may not be as complete as data available on our other properties. Oil and gas pricing can affect estimates of quantities of proved reserves due to the impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different than our internal estimates.

We may not have funds sufficient to make the significant capital expenditures required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves will decline over time. In addition, approximately 26% of our total estimated proved reserves by volume at December 31, 2003 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

A significant portion of our recent growth is due to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise.

We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties.

Competition for producing oil and gas properties is intense and many of our competitors have financial and other resources that are substantially greater than those available to us. Therefore, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. It is our current intention to continue focusing on acquiring properties with development and exploration potential located in the Mid-Continent, South Texas, Ark-La-Tex and Permian regions. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Future price declines may result in a write-down of our asset carrying values.

We utilize the full cost method of accounting for costs related to our oil and gas properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the prices for oil and gas at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future writedown of capitalized costs and a non-cash charge against future earnings. Our aggregate present value of future net revenues plus the value of the unproved properties would equal the recorded net book value of our oil and gas properties at December 31, 2003, assuming an index price of approximately $3.25 per mcf for gas and $32.25 per barrel for oil. If index prices were to fall below these levels, we could experience a write-down of the book value of our oil and gas assets.

Our hedging activities may reduce the realized prices received for our oil and gas sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce oil and gas revenues in the future. The fair value of our oil and gas derivative instruments outstanding as of September 30, 2004 was a liability of approximately $257 million. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

Some of our commodity price and interest rate risk management arrangements require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations exceed certain levels. As of September 30, 2004, we were required to post a total of $72 million of collateral with our counterparties through letters of credit issued under our bank credit facility with respect to commodity price and financial risk management transactions. As of November 29, 2004, we were required to post a total of $90 million of collateral. Future collateral requirements are uncertain and will depend on arrangements with our counterparties, highly volatile natural gas and oil prices and fluctuations in interest rates.

Oil and gas drilling and producing operations are hazardous and expose us to environmental liabilities.

Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; and

•	suspension of operations.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements; and

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment.

The loss of key personnel could adversely affect our ability to operate.

We depend, and will continue to depend in the foreseeable future, on the services of our officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties, marketing oil and gas production and developing and executing financing and hedging strategies. Our ability to retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business. We do not maintain key person life insurance on any of our personnel.

Lower oil and gas prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to $600 million, as of the date of this prospectus, based on our borrowing base. The borrowing base is determined periodically at the discretion of a majority of the banks and is based in part on oil and gas prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved oil and gas reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in all of our indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus, we are permitted to incur significant additional indebtedness under both of these debt incurrence tests. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. We will pay all fees and expenses related to the exchange offer, other than any commissions or concessions of any broker or dealer. Except as otherwise provided in the letter of transmittal, we will pay the transfer taxes, if any, on the exchange of any shares of Preferred Stock.

CAPITALIZATION

The following table shows our unaudited capitalization as of September 30, 2004:

•	on a historical basis;

•	on a pro forma basis to reflect (i) our pending $600 million private placement of Senior Notes due 2015 and the application of the net proceeds from such offering to fund our tender offer for all of our 8.375% Senior Notes due 2008 (assuming all outstanding notes are tendered) and to finance our pending Hallwood acquisition, and (ii) the application of cash on hand to reduce amounts outstanding under our revolving bank credit facility; and

•	on a pro forma basis as adjusted to reflect (i) the consummation of this exchange offer assuming the acceptance of all outstanding shares of Preferred Stock and assuming an Exchange Ratio of 5.3026 shares of common stock for each share of Preferred Stock tendered and accepted (which corresponds to an assumed Weighted Average Price of $17.53), (ii) the conversion of all of the outstanding shares of our 6.75% Cumulative Convertible Preferred Stock into 17,624,657 shares of our common stock, (iii) the issuance of 3,225,000 shares of our common stock in exchange for 600,000 shares of the Preferred Stock, with an aggregate liquidation value of $30 million.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our annual report on Form 10-K for the year ended December 31, 2003, and our quarterly report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference herein.

	As of September 30, 2004
	Historical	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$49,073	$—	$—

Long-term debt:
Revolving bank credit facility (1)	$152,000	$35,261	$36,511
8.375% Senior Notes due 2008 (2)	209,815	—	—
8.125% Senior Notes due 2011	245,407	245,407	245,407
9.000% Senior Notes due 2012	300,000	300,000	300,000
7.500% Senior Notes due 2013	363,823	363,823	363,823
7.000% Senior Notes due 2014	300,000	300,000	300,000
7.500% Senior Notes due 2014	300,000	300,000	300,000
7.750% Senior Notes due 2015	300,408	300,408	300,408
% Senior Notes due 2015 pending	—	600,000	600,000
6.875% Senior Notes due 2016	670,437	670,437	670,437
Discount, net of premium, on senior notes	(80,661)	(80,485)	(80,485)
Premium for interest rate swaps (3)	1,196	1,196	1,196

Total long-term debt	$2,762,425	$3,036,047	$3,037,297

Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized
6.75% cumulative convertible preferred stock, 2,714,200 shares issued and outstanding, entitled in liquidation to $135.7 million (no shares issued and outstanding pro forma, as adjusted)	135,710	135,710	—
6.00% cumulative convertible preferred stock, 4,600,000 shares issued and outstanding, entitled in liquidation to $230.0 million (no shares issued and outstanding pro forma, as adjusted)	230,000	230,000	—
5.00% cumulative convertible preferred stock, 1,725,000 shares issued and outstanding, entitled in liquidation to $172.5 million	172,500	172,500	172,500

	As of September 30, 2004
	Historical	Pro Forma	Pro Forma As Adjusted
	(in thousands)
4.125% cumulative convertible preferred stock, 313,250 shares issued and outstanding, entitled in liquidation to $313.3 million	313,250	313,250	313,250
Common stock, $.01 par value, 500,000,000 shares authorized, 274,790,035 shares issued and outstanding (316,850,092 shares issued and outstanding pro forma, as adjusted)	2,748	2,748	3,169
Paid-in capital	2,074,691	2,074,691	2,438,730
Accumulated earnings	73,379	60,261	60,261
Accumulated other comprehensive loss	(122,423)	(122,423)	(122,423)
Unearned compensation	(34,449)	(34,449)	(34,449)
Less: treasury stock, at cost, 5,071,571 common shares	(22,091)	(22,091)	(22,091)

Total stockholders’ equity	$2,823,315	$2,810,197	2,808,947

Total capitalization	$5,585,740	$5,846,244	$5,846,244

(1)	As of November 29, 2004, we had approximately $242 million outstanding under our revolving bank credit facility.
(2)	In the event that all of the outstanding notes are not tendered in our tender offer for this series, any excess proceeds from our pending senior notes offering will be applied to repay remaining amounts outstanding under our revolving bank credit facility and for general corporate purposes.
(3)	The premium is subject to change as the fair market value of the related derivative changes.

MARKET FOR COMMON STOCK AND PREFERRED STOCK

Our common stock and Preferred Stock are listed on the New York Stock Exchange under the symbols “CHK” and “CHKPrA,” respectively. The following table sets forth the high and low sales price and dividends declared per share of our common stock and Preferred Stock on the New York Stock Exchange during the periods shown:

	Common Stock			Preferred Stock
	HIGH	LOW	DIVIDENDS	HIGH	LOW	DIVIDENDS
YEAR ENDED DECEMBER 31, 2002:
First Quarter	$7.78	$5.05	$0.00	—	—	—
Second Quarter	8.55	6.81	0.00	—	—	—
Third Quarter	7.25	4.50	0.03	—	—	—
Fourth Quarter	8.06	5.89	0.03	—	—	—

YEAR ENDED DECEMBER 31, 2003:
First Quarter	$8.64	$7.27	$0.03	—	—	—
Second Quarter	11.45	7.45	0.035	—	—	—
Third Quarter	10.97	9.17	0.035	—	—	—
Fourth Quarter	14.00	10.66	0.035	—	—	—

YEAR ENDING DECEMBER 31, 2004:
First Quarter	$13.98	$11.70	$0.035	$75.63	$69.32	$0.750
Second Quarter	15.05	12.68	0.045	77.53	72.00	0.750
Third Quarter	16.24	13.69	0.045	81.31	74.29	0.750
Fourth Quarter (through November 29, 2004)	18.27	15.86	0.045	90.00	80.00	0.750

On November 29, 2004, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $17.92 per share. On that date, there were approximately 1,200 holders of record. We believe we have over 115,000 beneficial owners of our common stock.

On November 29, 2004, the closing sale price of the Preferred Stock, as reported by the New York Stock Exchange, was $91.75 per share. DTC is the holder of record of the Preferred Stock.

Future dividends will be payable on our common stock only when, as and if declared by our board of directors, and will be dependent upon business conditions, earnings, our cash requirements and other relevant factors. We do not currently anticipate any change in our dividend policy in 2005.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004. These data were derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2003, and from our unaudited condensed consolidated financial statements included in our quarterly report on Form 10-Q for the nine months ended September 30, 2004, each of which are incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in our annual report on Form 10-K and in our quarterly report on Form 10-Q, which are incorporated by reference herein.

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except ratios and per share data)
Statement of Operations Data:
Revenues:
Oil and gas sales	$820,318	$568,187	$1,296,822	$951,125	1,270,394
Oil and gas marketing sales	148,733	170,315	420,610	309,566	496,823

Total revenues	969,051	738,502	1,717,432	1,260,691	1,767,217

Operating costs:
Production expenses	75,374	98,191	137,583	101,664	148,500
Production taxes	33,010	30,101	77,893	57,336	68,559
General and administrative expenses:
General and administrative (excluding stock based compensation)	13,649	17,262	22,808	15,740	23,947
Stock based compensation	800	356	945	512	3,125
Oil and gas marketing expenses	144,373	165,736	410,288	302,064	486,205
Oil and gas depreciation, depletion and amortization	172,901	221,189	369,465	266,131	410,237
Depreciation and amortization of other assets	8,663	14,009	16,793	12,647	20,155
Provision for legal settlements	—	—	6,402	1,002	—

Total operating costs	448,771	546,844	1,042,177	757,096	1,160,728

Income from operations	520,280	191,658	675,255	503,595	606,489

Other income (expense):
Interest and other income	2,877	7,340	2,827	1,356	3,563
Interest expense	(98,321)	(112,031)	(154,356)	(115,891)	(124,040)
Loss on investment in Seven Seas	—	(17,201)	(2,015)	—	—
Loss on repurchases or exchanges of debt	(76,667)	(2,626)	(20,759)	—	(6,925)
Impairment of investment in securities	(10,079)	—	—	—	—
Gain on sale of Canadian subsidiary	27,000	—	—	—	—
Gothic standby credit facility costs	(3,392)	—	—	—	—

Total other income (expense)	(158,582)	(124,518)	(174,303)	(114,535)	(127,402)

Income before income taxes and cumulative effect of accounting change	361,698	67,140	500,952	389,060	479,087
Total income tax expense	144,292	26,854	190,360	147,841	172,470

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except ratios and per share data)
Net income before cumulative effect of accounting change	217,406	40,286	310,592	241,219	306,617
Cumulative effect of accounting change (net of income taxes of $1,464,000)	—	—	2,389	2,389	—

Net income	217,406	40,286	312,981	243,608	306,617
Preferred stock dividends	(2,050)	(10,117)	(22,469)	(15,484)	(30,799)

Net income available to common shareholders	$215,356	$30,169	$290,512	$228,124	275,818

Earnings per common share—basic:
Income before cumulative effect of accounting change	$1.33	$0.18	$1.36	$1.08	1.13
Cumulative effect of accounting change	—	—	0.02	0.01	—

Net income	$1.33	$0.18	$1.38	$1.09	1.13

Earnings per common share—assuming dilution:
Income before cumulative effect of accounting change	$1.25	$0.17	$1.20	$0.95	0.98
Cumulative effect of accounting change	—	—	0.01	0.01	—

Net income	$1.25	$0.17	$1.21	$0.96	0.98

	As of December 31,			As of September 30, 2004 (unaudited)
	2001	2002	2003	Historical	Pro Forma (1)	Pro Forma As Adjusted (2)
	(in thousands)
Balance Sheet Data:
Total assets	$2,286,768	$2,875,608	$4,572,291	$7,426,291	$7,679,416	$7,679,416
Long-term debt, net of current maturities and discounts	1,329,453	1,651,198	2,057,713	2,762,425	3,036,047	3,037,297
Stockholders’ equity	767,407	907,875	1,732,810	2,823,315	2,810,197	2,808,947

(1)	On a pro forma basis to reflect (i) our pending $600 million private placement of senior notes and the application of the net proceeds therefrom to fund our pending tender offer for all of our 8.375% Senior Notes due 2008 (assuming all outstanding notes are tendered) and our pending Hallwood acquisition, and (ii) the application of cash on hand to reduce amounts outstanding under our revolving bank credit facility.
(2)	On a pro forma basis as adjusted to reflect (i) the consummation of this exchange offer assuming the acceptance of all outstanding shares of Preferred Stock and assuming an Exchange Ratio of 5.3026 shares of common stock for each share of Preferred Stock tendered and accepted (which corresponds to an assumed Weighted Average Price of $17.53), (ii) the conversion of all of the outstanding shares of our 6.75% Cumulative Convertible Preferred Stock into 17,624,657 shares of our common stock, (iii) the issuance of 3,225,000 shares of our common stock in exchange for 600,000 shares of our 6.00% Cumulative Convertible Preferred Stock, with an aggregate liquidation value of $30 million.

THE EXCHANGE OFFER

Purpose and Effects of the Exchange Offer

We are making the exchange offer to reduce our fixed dividend obligations. The exchange offer allows current holders of shares of Preferred Stock to receive a premium in shares of common stock to the dividend payments they will receive if they continue to own Preferred Stock through March 20, 2006, in addition to the shares of common stock that they would receive upon conversion of the Preferred Stock.

Terms of the Exchange Offer

We are offering to exchange shares of our common stock for each validly tendered and accepted share of Preferred Stock upon the terms and subject to the conditions set forth in this exchange offer prospectus and in the related letter of transmittal.

The number of shares of common stock to be exchanged for each share of Preferred Stock (the “Exchange Ratio”) will be fixed after 5:00 p.m. New York City time on Thursday, December 23, 2004 (the “Pricing Date”), on the basis of the pricing formula set forth herein, and announced prior to the opening of trading on Monday, December 27, 2004 (the “Announcement Date”). The Exchange Ratio will be subject to a maximum of 5.5605 shares of common stock and a minimum of 5.1605 shares of common stock per share of Preferred Stock.

Any shares of Preferred Stock tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the exchange offer. Shares of Preferred Stock accepted in the exchange offer will be retired and cancelled.

By tendering your shares of Preferred Stock, you will lose your right to receive quarterly dividend payments, when, if and as declared by our board of directors, after the completion of the exchange offer.

Exchange Ratio

The Exchange Ratio will be calculated after 5:00 p.m., New York City time, on December 23, 2004, as the sum of:

•	4.8605 shares of common stock; plus

•	$7.75 divided by the Weighted Average Price,

subject to a minimum Exchange Ratio of 5.1605 shares of common stock and a maximum Exchange Ratio of 5.5605 shares of common stock. The minimum Exchange Ratio corresponds to a Weighted Average Price of $25.83 and the maximum Exchange Ratio corresponds to a Weighted Average Price of $11.07. The Exchange Ratio will be rounded to the nearest fourth decimal place.

For purposes of these calculations “Weighted Average Price” means the arithmetic daily volume-weighted average price of our common stock, beginning on December 10, 2004 and ending on the Pricing Date. The dollar volume-weighted average shall equal the dollar volume-weighted average price for our common stock on the New York Stock Exchange during the period beginning at 9:30:01 a.m., New York City time (or such other time as is the official open of trading at the New York Stock Exchange) and ending at 4:00:00 p.m., New York City time (or such other time as is the official close of trading at the New York Stock Exchange), as reported by Bloomberg Financial Services through its “Volume at Price” (CHK     [Equity] VAP [Go]) functions. The Weighted Average Price will be rounded to the nearest whole cent.

Security holders may obtain information on the daily volume weighted prices and closing prices with respect to our common stock throughout the exchange offer by calling the information agent or the dealer manager at their respective toll-free numbers set forth on the back cover of this prospectus. In addition, on each business day during the period to be taken into account for purposes of determining the Weighted Average Price, the information agent or the dealer manager will provide callers with a representative purchase price with respect to the exchange offer, calculated as if such period ended on the preceding business day.

For purposes of illustration, the table below indicates the Exchange Ratio (and fixed and variable components thereof) that would be calculated on the basis of the formula described above with respect to each share of Preferred Stock and assuming a range of Weighted Average Prices as indicated in the left-hand column. The actual Weighted Average Price may be higher or lower than the assumed Weighted Average Prices below. The actual Exchange Ratio will be subject to the minimum and maximum values described above.

Assumed Weighted Average Price	Variable Component of Exchange Ratio	Fixed Component of Exchange Ratio	Total Exchange Ratio
25.83	0.3000	4.8605	5.1605
24.35	0.3183	4.8605	5.1788
22.87	0.3389	4.8605	5.1994
21.39	0.3623	4.8605	5.2228
19.91	0.3893	4.8605	5.2498
18.43	0.4205	4.8605	5.2810
16.95	0.4572	4.8605	5.3177
15.47	0.5010	4.8605	5.3615
13.99	0.5540	4.8605	5.4145
12.51	0.6195	4.8605	5.4800
11.07	0.7000	4.8605	5.5605

Expiration Date

The term “expiration date” means 12:00 midnight, New York City time, on December 28, 2004. However, if we extend the period of time for which the exchange offer remains open, the term “expiration date of this exchange offer” means the latest time and date to which the exchange offer is so extended.

Fractional Shares

We will not issue any fractional shares of common stock in the exchange offer. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis for each holder), holders participating in the exchange offer will be entitled to receive an amount of cash equal to the fraction of a share multiplied by the closing price per share of our common stock on the last business day immediately preceding the expiration date of the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer to the contrary, the exchange offer is subject to the following condition that we may not waive: the registration statement of which this exchange offer prospectus forms a part shall have become effective and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC.

In addition, notwithstanding any other provision of the exchange offer to the contrary, we will not be required to accept for exchange shares of Preferred Stock tendered pursuant to the exchange offer and may terminate or extend the exchange offer if any condition to the exchange offer is not satisfied. We may also, subject to Rule 14e-1 under the Securities Exchange Act of 1934, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of shares of Preferred Stock validly tendered and not withdrawn prior to the expiration date of the exchange offer, if any one of the conditions described above is not satisfied or any one of the following conditions has occurred, and the occurrence thereof has not been waived by us in our sole discretion:

•	there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs;

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

•	any material adverse change in the price of our common stock in United States securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•	any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions; or

•	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

These conditions to the exchange offer are for our sole benefit and may be asserted by us in our reasonable discretion or may be waived by us, in whole or in part, in our reasonable discretion on or before the expiration date of the exchange offer, whether or not any other condition of the exchange offer also is waived and regardless of the circumstances giving rise to the failure of any such condition. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by us concerning the events described in this section will be final and binding upon all persons.

Extension, Delay in Acceptance, Amendment or Termination

We expressly reserve the right to extend the exchange offer for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the exchange agent and by making public announcement by press release prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date of the exchange offer. During any extension of the exchange offer, all shares of Preferred Stock previously tendered and not accepted for purchase will remain subject to the exchange offer and may, subject to the terms of the exchange offer, be accepted for exchange by us.

We also expressly reserve the right, at any time or from time to time, regardless of whether or not the conditions to the exchange offer have been satisfied, subject to and in accordance with applicable law, to:

•	delay the acceptance for exchange of shares of Preferred Stock;

•	waive any condition (other than those conditions we have identified as conditions we cannot waive) or otherwise amend the terms of the exchange offer in any respect prior to the expiration of the exchange offer, by giving oral, confirmed in writing, or written notice of such waiver or amendment to the exchange agent; or

•	terminate or withdraw the exchange offer, by giving oral, confirmed in writing, or written notice of such termination or withdrawal to the exchange agent.

Other than an extension of the exchange offer, we are not aware of any circumstance that would cause us to delay acceptance of any validly tendered share of Preferred Stock.

If we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or waive a material condition of the exchange offer, we will promptly disseminate disclosure regarding the changes to the exchange offer and extend the exchange offer, if required by law, to ensure that the exchange offer remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change in the number of shares of Preferred Stock sought or the amount of consideration offered in the exchange, we will promptly disseminate disclosure regarding the changes and extend the exchange offer, if required by law, to ensure that the exchange offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

Any waiver, amendment or modification will apply to all shares of Preferred Stock tendered, regardless of when or in what order such shares of Preferred Stock were tendered. Any extension, amendment or termination will be followed promptly by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer.

Except as set forth above or as otherwise required by law, without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth above in the second paragraph under “—Conditions to the Exchange Offer” shall have occurred. Any such termination will be followed promptly by a public announcement of such termination. In addition, if we terminate the exchange offer, we will give immediate notice thereof to the exchange agent. If the exchange offer is terminated, withdrawn or otherwise not completed, the consideration will not be paid or become payable to you, even if you have validly tendered your shares of Preferred Stock in connection with the exchange offer, and any shares of Preferred Stock you have tendered that we have not accepted for exchange will be returned promptly to you.

Procedures for Tendering Shares of Preferred Stock

If you beneficially own shares of Preferred Stock that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those shares of Preferred Stock, you should contact the registered holder promptly and instruct it to tender your shares of Preferred Stock on your behalf.

To participate in the exchange offer, a holder must comply with the automated tender offer program procedures of DTC described below.

In addition, the exchange agent must receive, prior to the expiration date of the exchange offer, a timely confirmation of book-entry transfer of such shares of Preferred Stock into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below and a properly transmitted agent’s message.

To be validly tendered, the exchange agent must receive any required documents at its address indicated on the cover page of the letter of transmittal prior to the expiration date of the exchange offer.

The tender by a holder that is not withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between the holder and us in accordance with the terms and subject to the conditions described in this exchange offer prospectus and in the letter of transmittal.

All of the shares of Preferred Stock were issued in book-entry form, and all of the outstanding shares of Preferred Stock are represented by global certificates held for the account of DTC. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program, or ATOP, to tender. Participants in the program may transmit their acceptance of the exchange offer electronically by causing DTC to transfer the shares of Preferred Stock to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that it is tendering shares of Preferred Stock that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal; and

•	the agreement may be enforced against such participant.

By using the ATOP procedures to exchange outstanding shares of Preferred Stock, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of shares of Preferred Stock.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered shares of Preferred Stock. We reserve the absolute right to reject any and all shares of Preferred Stock not validly tendered or any shares of Preferred Stock whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities either before or after the expiration date of the exchange offer. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of shares of Preferred Stock must be cured within a time period that we will determine. Neither we, the exchange agent nor any other person will have any duty to give notification of any defects or irregularities nor will any of them incur any liability for failure to give such notification. Tenders of shares of Preferred Stock will not be considered to have been made until any defects or irregularities have been cured or waived. Any shares of Preferred Stock received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering owners, via the facilities of DTC, as soon as practicable following the expiration date of the exchange offer.

Withdrawals of Tenders

You may validly withdraw shares of Preferred Stock that you tender at any time prior to the expiration date of the exchange offer, which is 12:00 midnight, New York City time, on December 28, 2004, unless we extend it. In addition, if not previously returned, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for exchange after the expiration of 40 business days from November 30, 2004. For a withdrawal of shares of Preferred Stock to be effective, you must comply with the appropriate procedures of DTC’s ATOP system prior to the expiration date or, if not previously accepted by us, after the 40th business day from November 30, 2004. Any notice of withdrawal must identify the shares of Preferred Stock to be withdrawn, including the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC.

If we extend the exchange offer, are delayed in our acceptance of the shares of Preferred Stock for exchange or are unable to accept shares of Preferred Stock pursuant to the exchange offer for any reason, then, without prejudice to our rights under the exchange offer, the exchange agent may retain tendered shares of Preferred Stock and such shares of Preferred Stock may not be withdrawn except as otherwise provided in this exchange offer prospectus, subject to provisions under the Securities Exchange Act of 1934 that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.

All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any shares of Preferred Stock withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange consideration will be issued in exchange unless the shares of Preferred Stock so withdrawn are validly re-tendered. Any shares of Preferred Stock that have been tendered but which are effectively withdrawn will be credited by the exchange agent to the appropriate account at DTC without expense to the withdrawing person as soon as practicable after withdrawal. Properly withdrawn shares of Preferred Stock may be re-tendered by following the procedures described above under “—Procedures for Tendering Shares of Preferred Stock” at any time prior to the expiration date of the exchange offer.

Acceptance; Exchange of Shares of Preferred Stock

We will issue the shares of common stock to be issued in the exchange offer upon the terms of the exchange offer and applicable law in exchange for shares of Preferred Stock validly tendered in the exchange offer promptly after the expiration date of the exchange offer. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered shares of Preferred Stock or defectively tendered shares of Preferred Stock with respect to which we have waived such defect, when, as and if we give oral, confirmed in writing, or written notice of such acceptance to the exchange agent.

In all cases, issuance of shares of common stock for shares of Preferred Stock accepted for exchange by us pursuant to the exchange offer will be made as soon as practicable after the expiration date of the exchange offer and assuming receipt by the exchange agent of:

•	timely confirmation of a book-entry transfer of the shares of Preferred Stock into the exchange agent’s account at DTC, pursuant to the procedures set forth in “—Procedures for Tendering shares of Preferred Stock” above;

•	a properly transmitted agent’s message; and

•	any other documents required by the letter of transmittal.

If we do not accept any shares of Preferred Stock tendered for exchange pursuant to the exchange offer for any reason, the exchange agent will, without expense and promptly after expiration or termination of the exchange offer, credit such shares of Preferred Stock to the account maintained at DTC from which the tendered shares of Preferred Stock were delivered.

Return of Unaccepted Shares of Preferred Stock

Any tendered shares of Preferred Stock that are not accepted for exchange by us will be returned without expense to their tendering holder. Such non-exchanged shares of Preferred Stock will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Compliance With State Securities Laws

We are making the exchange offer to all holders of outstanding shares of Preferred Stock. We are not aware of any jurisdiction in which the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer will not be made to, nor will tenders of shares of Preferred Stock be accepted from or on behalf of, the holders of shares of Preferred Stock residing in any such jurisdiction.

United Kingdom Legal Matters

This exchange offer prospectus and all other documentation relating to the exchange offer is for distribution only to persons who (i) are holders or beneficial owners of shares of Preferred Stock to whom this exchange offer prospectus may lawfully be communicated or cause to be communicated pursuant to Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, (ii) have professional experience in matters relating to investments, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the remaining of section 21 of the Financial Services and Markets Act 2000) in connection with the exchange offer may be otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This exchange offer prospectus and all other documentation relating to the exchange offer is directly only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The exchange offer is available only to relevant persons and will be engaged in only with relevant persons.

We have not authorized any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. The common stock offered by us pursuant to the exchange offer are and will be offered in the United Kingdom only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses and to no more than fifty other persons in the United Kingdom or otherwise in circumstances which have not resulted and will not result in any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

The dealer manager will not be responsible to anyone other than us in providing the protections afforded to its clients or for providing advice in relation to the exchange offer.

Other Foreign Securities Matters

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our shares of common stock, or the possession, circulation or distribution of this exchange offer prospectus or any other material relating to us or our shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, our shares of common stock may not be offered or sold, directly or indirectly, and neither this exchange offer prospectus nor any other offering material or advertisements in connection with our shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This exchange offer prospectus does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this exchange offer prospectus comes are advised to inform themselves about and to observe any restrictions relating to this exchange offer, the distribution of this exchange offer prospectus, and the resale of the shares of common stock.

Exchange Agent

UMB Bank, N.A. has been appointed as the exchange agent for the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services. All required documents should be sent or delivered to the exchange agent at the address set forth on the back cover of this exchange offer prospectus.

Information Agent

MacKenzie Partners, Inc. has been appointed as the information agent for the exchange offer. We have agreed to pay the information agent reasonable and customary fees for its services and will reimburse the information agent for its reasonable out-of-pocket expenses. Any questions and requests for assistance, or requests for additional copies of this exchange offer prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the information agent at the address set forth on the back cover of this exchange offer prospectus.

Dealer Manager

The dealer manager for the exchange offer is UBS Securities LLC. We have also retained the dealer manager to act as our financial advisor in connection with the exchange offer. We have agreed to pay the dealer manager compensation for its services as dealer manager and financial advisors to us in connection with this exchanger offer in an amount equal to 0.5% of the aggregate liquidation value of the total number of validly tendered and accepted shares of Preferred Stock, in addition to the dealer manager’s out of pocket expenses.

The dealer manager and its affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. The dealer manager has received, and may in the future receive, customary compensation from us and our subsidiaries for such services. The dealer manager may from time to time hold shares of Preferred Stock and shares of our common stock in their proprietary accounts, and, to the extent it owns shares of Preferred Stock in these accounts at the time of its exchange offer, the dealer manager may tender these shares of Preferred Stock. During the course of the exchange offer, the dealer manager may trade shares of our common stock for its own account or for the accounts of its customers. As a result, the dealer manager may hold a long or short position in our common stock.

Fees and Expenses

We will bear the fees and expenses of soliciting tenders for the exchange offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone or in person by the dealer manager and information agent, as well as by officers and regular employees of ours and those of our affiliates. We will also pay the exchange agent and the information agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify each of the exchange agent, the dealer manager and the information agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Transfer Taxes

Holders who tender their shares of Preferred Stock for exchange will not be obligated to pay any transfer taxes. If, however:

•	shares of our common stock are to be delivered to, or issued in the name of, any person other than the registered owner of the tendered shares of Preferred Stock;

•	the shares of Preferred Stock are registered in the name of any person other than the person signing the letter of transmittal; or

•	transfer tax is imposed for any reason other than the exchange of shares of our common stock for shares of Preferred Stock in connection with the exchange offer,

then the amount of any transfer taxes, whether imposed on the registered owner or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

No Appraisal Rights

No appraisal or dissenters’ rights are available to holders of shares of Preferred Stock under applicable law in connection with the exchange offer.

Accounting Treatment

As consideration for the exchange of the shares of Preferred Stock, we will issue shares of our common stock. We will record as a decrease to stockholders’ equity the fair value of the fees and expenses incurred by Chesapeake in connection with the exchange offer. The excess of the fair value of our common shares exchanged over the fair value of common shares issuable pursuant to the original conversion terms will be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.

Subsequent Repurchases of Shares of Preferred Stock

Whether or not the exchange offer is consummated, we or our affiliates may from time to time acquire shares of Preferred Stock, other than pursuant to the exchange offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the Exchange Ratio to be paid pursuant to the exchange offer and could be for cash or other consideration.

COMPARISON OF RIGHTS BETWEEN THE PREFERRED STOCK AND OUR COMMON STOCK

The following describes the material differences between the rights of holders of the shares of Preferred Stock and holders of shares of our common stock. While we believe that the description covers the material differences between the shares of Preferred Stock and our common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire exchange offer prospectus and the other documents we refer to for a more complete understanding of the differences between being a holder of shares of Preferred Stock and a holder of shares of our common stock.

Governing Document

As a holder of Preferred Stock, your rights currently are set forth in, and you may enforce your rights under, the Oklahoma General Corporation Law and our certificate of incorporation, including the certificate of designations with respect to the Preferred Stock. After completion of the exchange offer, holders of shares of our common stock will have their rights set forth in, and may enforce their rights under, Oklahoma General Corporation Law and our certificate of incorporation and bylaws.

Dividends

Holders of Preferred Stock are entitled to receive, when, and if declared by our board of directors out of funds legally available for payment, cumulative quarterly dividends, as described in the section of this exchange offer prospectus entitled “Description of Preferred Stock—Dividends.” Holders of shares of our common stock are entitled to receive ratable dividends as declared by our board of directors from time to time at its sole discretion, out of funds legally available for such purpose.

Liquidation Preference

In the event of our winding-up or dissolution, each holder of Preferred Stock is entitled to receive and be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of junior stock, including our common stock, a liquidation preference in the amount of $50 per share of Preferred Stock, plus accumulated and unpaid dividends. In addition, the Preferred Stock ranks senior to the common stock with respect to the payment of any dividends. Dividend payments to holders of common stock, if declared by our board of directors, will not be made until all required dividend payments are made to the holders of our outstanding preferred stock, including the Preferred Stock.

Ranking

In any liquidation, dissolution or winding up of us, our common stock would rank below all and outstanding preferred stock, including the Preferred Stock. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

Conversion Rights

Each share of Preferred Stock is convertible at the holder’s option at any time into 4.8605 shares of common stock, subject to certain adjustments as described under “Description of Preferred Stock—Conversion Price Adjustment.”

Mandatory Conversion

On or after March 20, 2006, we may at our option, cause the Preferred Stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion price. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), the closing price of our common stock exceeds 130% of the then prevailing conversion price of the Preferred Stock.

Listing

The Preferred Stock is listed and traded on the New York Stock Exchange under the symbol CHKPrA and our common stock is listed and traded on the New York Stock Exchange under the symbol CHK.

Voting Rights

Except as provided by Oklahoma law and our certificate of incorporation, holders of Preferred Stock have no voting rights unless the dividends payable on the Preferred Stock are in arrears for six or more quarterly periods. In that event, holders of the Preferred Stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights, will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. The affirmative consent of holders of at least 66 2/3% of the outstanding Preferred Stock is required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the Preferred Stock. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than matters solely affecting any series of preference securities.

DESCRIPTION OF CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share, of which 350,000 shares are designated as Series A Junior Participating Preferred Stock, 4,000,000 shares are designated as 6.00% Cumulative Convertible Preferred Stock, 1,725,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock and 313,250 shares are designated as 4.125% Cumulative Convertible Preferred Stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

We have 13,611,750 shares of authorized but unissued preferred stock that are undesignated. Currently 4,000,000 shares of preferred stock are designated as 6.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding; 1,725,000 shares of preferred stock are designated as 5.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding and 313,250 shares of preferred stock are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are currently outstanding. Our board of directors has also authorized the issuance of up to 350,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan in July 1998. None of these shares are currently outstanding. The Series A Preferred Stock is described below under “—Share Rights Plan.”

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing thereof.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Share Rights Plan

The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

•	ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

•	ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

The earlier of these dates is called the distribution date.

The term “acquiring person” means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

•	us or any of our subsidiaries or employee benefit plans;

•	Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “McClendon shareholder”);

•	Tom L. Ward, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “Ward shareholder”);

•	Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon or Ward shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares; or

•	any person (other than the pledgee just described) that is neither a McClendon nor Ward shareholder, but who or which is the beneficial owner of common stock beneficially owned by a McClendon or Ward shareholder (a “second tier shareholder”), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder (“second tier holder shares”) do not exceed the sum of (A) the holder’s second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, “exempt persons”).

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

In the event that following the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the “flip-over right”).

In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the “flip-in right”). Any rights that are or were at any time owned by an acquiring person will then become void.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of

Series A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a “preferred share fraction”) that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Transfer Agent and Registrar

UMB Bank, N.A. is the transfer agent and registrar for our common stock, our 6.00% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock and our 4.125% Cumulative Convertible Preferred Stock.

DESCRIPTION OF PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our 6.00% Cumulative Convertible Preferred Stock (the “Preferred Stock”). A copy of the certificate of designation and the form of Preferred Stock share certificate are available upon request from Chesapeake at the address set forth under “Where You Can Find More Information.” The following summary of the terms of Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms “Chesapeake,” the “Company,” “us,” “we” or “our” refer to Chesapeake Energy Corporation and not any of its subsidiaries.

General

Under our certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 20,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have 13,611,750 shares of authorized preferred stock which are undesignated. We have 4,000,000 shares of preferred stock which are designated as 6.00% Cumulative Convertible Preferred Stock, of which all are currently outstanding, 1,725,000 shares of preferred stock which are designated as 5.00% Cumulative Convertible Preferred Stock, of which all are currently outstanding, and 315,250 shares of preferred stock which are designated as 4.125% Cumulative Convertible Preferred Stock, of which all are currently outstanding. The Board of Directors has also authorized the issuance of up to 350,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of the Company’s share rights plan in July 1998. None of such shares is outstanding. See “Description of Chesapeake Capital Stock.”

When issued, any common stock issued upon the conversion of the Preferred Stock will be fully paid and nonassessable. The holders of the Preferred Stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of the Company of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the Preferred Stock and common stock is UMB Bank, N.A.

The Preferred Stock is subject to mandatory conversion, as described below in “—Mandatory Conversion,” but is not redeemable by the Company.

Ranking

The Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to all classes of our common stock of the Company and to the Series A Junior Participating Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Preferred Stock (which we refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we collectively refer to as “Junior Stock”);

•	on a parity, in all respects, with our existing 5.00% Cumulative Convertible Preferred Stock, our existing 4.125% Cumulative Convertible Preferred Stock and with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we collectively refer to as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we collectively refer to as “Senior Stock”).

While any shares of Preferred Stock are outstanding, we may not authorize or issue any shares of, any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Preferred Stock. Without the consent of any holder of Preferred Stock, however, the Company may authorize, increase the authorized amount of, or issue any shares of, any class or series of Parity Stock or Junior Stock. See “—Voting Rights” below.

Dividends

Holders of shares of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available for payment, cumulative cash dividends at the rate per annum of 6.00% per share on the liquidation preference thereof of $50 per share of Preferred Stock (equivalent to $3.00 per annum per share). Dividends on the Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year (each, a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends. Dividends will be payable to holders of record as they appear on the Company’s stock register on the immediately preceding March 1, June 1, September 1 and December 1 (each, a “Record Date”). Accumulations of dividends on shares of Preferred Stock will not bear interest. Dividends payable on the Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of Preferred Stock.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the Preferred Stock and any Parity Stock, dividends may be declared and paid on the Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Preferred Stock are not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Preferred Stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Oklahoma law.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $50 per share of the Preferred Stock, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Preferred Stock and all Parity Stock are not paid in full, the holders of the Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the Preferred Stock have no voting rights except as set forth below or as otherwise required by Oklahoma law from time to time.

If dividends on the Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable (including our existing preferred stock), will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors unless it is comprised of fewer than six directors at such time, in which case such holders will be entitled to elect one additional director. Upon the election of any additional directors, the number of directors that compose our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Preferred Stock has been paid in full.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Stock is required for the authorization or issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the Preferred Stock. The certificate of designation provides that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock will not require the consent of the holders of the Preferred Stock, and will not be deemed to affect adversely the rights of the holders of the Preferred Stock.

In all cases in which the holders of Preferred Stock shall be entitled to vote, each share of Preferred Stock shall be entitled to one vote.

Conversion Rights

Each share of Preferred Stock is convertible at any time at the option of the holder thereof into 4.8605 shares of common stock, subject to adjustment as described below (and we refer to such price or adjusted price as the “Conversion Price”).

With respect to any shares of Preferred Stock that are “restricted securities” on the date of conversion, the shares of common stock distributed upon conversion will be treated as “restricted securities,” will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the Depositary. With respect to shares of Preferred Stock that are no longer “restricted securities” on a conversion date, either as a result of a resale of the Preferred Stock pursuant to an effective registration statement or otherwise, all shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act (other than by our affiliates), and such shares will be eligible for receipt in global form through the facilities of the Depositary.

The holders of shares of Preferred Stock at the close of business on a Record Date will be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date or the Company’s default in payment of the dividend due on that Dividend Payment Date. However, shares of Preferred Stock surrendered for conversion during the period between the close of business on any Record Date and the close of business on the business day immediately preceding the applicable Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on that Dividend Payment Date. A holder of shares of Preferred Stock on a Record Date who (or whose transferee) tenders any shares for conversion on the corresponding Dividend Payment Date will receive the dividend payable by the Company on the Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Preferred Stock for conversion. Except as provided above with respect to a voluntary conversion, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

Mandatory Conversion

At any time on or after March 20, 2006, we may at our option cause the Preferred Stock to be automatically converted into that number of shares of common stock for each share of Preferred Stock equal to $50.00 (the liquidation preference per share of Preferred Stock) divided by the then prevailing Conversion Price. We may exercise this right only if the closing price of our common stock equals or exceeds 130% of the then prevailing Conversion Price for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.

To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Preferred Stock (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the Preferred Stock. The conversion date will be a date selected by us (which we refer to as the “Mandatory Conversion Date”) and will be no more than five days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the number of shares of common stock to be issued upon conversion of each share of Preferred Stock;

•	the number of shares of Preferred Stock to be converted; and

•	that dividends on the Preferred Stock to be converted will cease to accrue on the Mandatory Conversion Date.

On and after the Mandatory Conversion Date, dividends will cease to accrue on the Preferred Stock called for a mandatory conversion and all rights of holders of such Preferred Stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the Preferred Stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

The Company may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Preferred Stock for periods ended prior to the date of such conversion notice shall have been paid in cash.

In addition to the mandatory conversion provision described above, if there are less than 250,000 shares of Preferred Stock outstanding, the Company may, at any time on or after March 20, 2008, at its option, cause the Preferred Stock to be automatically converted into that number of shares of common stock equal to $50.00 (the liquidation preference per share of Preferred Stock) divided by the lesser of the then prevailing Conversion Price and the Market Value (as defined below under “—Conversion Price Adjustment”) for the five trading day period ending on the second trading day immediately prior to the Mandatory Conversion Date. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion; provided that (i) the Mandatory Conversion Date will not be less than 15 days nor more than 30 days after the date on which the Company issues a press release announcing such mandatory conversion and (ii) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of Preferred Stock.

Fractional Shares

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion, whether voluntary or mandatory. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the last reported sale price of the common stock on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock) at the close of business on the trading day next preceding the date of conversion.

Conversion Price Adjustment

The Conversion Price is subject to adjustment (in accordance with formulas set forth in the certificate of designation) in certain events, including:

•	any payment of a dividend (or other distribution) payable in shares of common stock on any class of our capital stock;

•	any issuance to all holders of shares of common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than the Market Value (as defined below) for the period ending on the date of issuance; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of Preferred Stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of Preferred Stock into common stock and provided further, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

•	any subdivision, combination or reclassification of the common stock;

•	any dividend or distribution to all holders of shares of common stock (other than a dividend or distribution referred to in the second bullet point above) made pursuant to any shareholder rights plan, “poison pill” or similar arrangement and excluding dividends payable upon the Preferred Stock;

•

any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in the preceding bullet point, or cash distributed upon a merger or consolidation to which the fifth succeeding paragraph applies) to all holders of shares of common stock in an aggregate amount that, combined together with (a) all other such all-cash distributions made within the then-preceding 12-months in respect of which no adjustment has been made and (b) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our subsidiaries for shares of common stock concluded within the then-preceding 12-months in respect of which no adjustment has been made, exceeds 15% of our market capitalization (defined as the product of the then-current market price of the common stock times the number of shares of common stock then outstanding) on the record date of such distribution;

•	the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of common stock expiring within the then-preceding 12-months in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in the preceding bullet point to all holders of shares of common stock within the then-preceding 12-months in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer; or

•	a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above).

No adjustment of the Conversion Price will be required to be made until the cumulative adjustments (whether or not made) amount to 1.0% or more of the Conversion Price as last adjusted. We reserve the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event we elect to make such a reduction in the Conversion Price, we will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

The term “Market Value” means the average closing price of the common stock for a five consecutive trading day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock).

If we distribute rights or warrants (other than those referred to in the second bullet point of the third preceding paragraph) pro rata to holders of shares of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any Preferred Stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock then issuable upon such conversion (which we refer to as the “Conversion Shares”), a number of rights or warrants to be determined as follows:

•	if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (which we refer to as the “Distribution Date”), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants; and

•	if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such Preferred Stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date had such Preferred Stock been converted immediately prior to such Distribution Date in accordance with the terms and provisions applicable to the rights or warrants.

The Conversion Price is not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

Following any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), each share of Preferred Stock then outstanding will, without the consent of any holder of Preferred Stock, be convertible at any time at the option of the holder thereof only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which such Preferred Stock was convertible immediately prior thereto, after giving effect to any adjustment event.

Change of Control

Except as provided below, upon a Change of Control (as defined below), holders of Preferred Stock shall, if the Market Value at such time is less than the Conversion Price, have a one-time option to convert all of their outstanding shares of Preferred Stock into shares of common stock at an adjusted Conversion Price equal to the greater of (i) the Market Value as of the Change of Control Date and (ii) $5.47. This option shall be exercisable during a period of not less than 30 days nor more than 60 days commencing on the third business day after notice of the Change of Control is given by us in the manner specified in the certificate of designation. In lieu of issuing the shares of common stock issuable upon conversion in the event of a Change of Control, we may, at our option, make a cash payment equal to the Market Value for each share of such common stock otherwise issuable determined for the period ending on the Change of Control Date. Notwithstanding the preceding, upon a Change of Control in which (x) each holder of our common stock of receives consideration consisting solely of common stock of the successor, acquiror or other third party (and cash paid in lieu of fractional shares) that is listed on a national securities exchange or quoted on the NASDAQ National Market and (y) all our common stock has been exchanged for, converted into or acquired for common stock of the successor, acquiror or other third party (and cash in lieu of fractional shares), and the Preferred Stock becomes convertible solely into such common stock, the Conversion Price will not be adjusted as described in this paragraph.

The certificate of designation defines “Change of Control” as any of the following events:

•	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than to Permitted Holders;

•	the adoption of a plan the consummation of which would result in our liquidation or dissolution;

•	the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of our voting stock; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of our voting stock than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors (for the purposes of this definition, such other person shall be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined above), directly or indirectly, of more than 35% of the voting power of the voting stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation); or

•	during any period of two consecutive years, individuals who at the beginning of such period comprised our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

For purposes of the definition of “Change of Control,” the term “Permitted Holders” means Aubrey K. McClendon and Tom L. Ward and their respective Affiliates (as defined in Rule 405 of the Securities Act).

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Consolidation, Merger and Sale of Assets

The certificate of designation provides that we may, without the consent of the holders of any of the outstanding Preferred Stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to, us; provided, however that (a) the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof; (b) the shares of Preferred Stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the Preferred Stock had immediately prior to such transaction; and (c) certain other conditions are met.

Under any consolidation by us with, or merger by us into, any other person or any conveyance, transfer or lease of all or substantially all of our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, ours under the shares of Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Preferred Stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. Federal income tax consequences to holders of Preferred Stock that participate in the exchange offer, and the legal conclusions contained herein represent the opinion of our counsel, Vinson and Elkins L.L.P. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor’s decision to participate in the exchange, nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold the preferred stock through an entity treated as a partnership for U.S. federal income tax purposes or as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the Preferred Stock as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code.

As used in this section, a “U.S. holder” is a beneficial owner of Preferred Stock or common stock that is for U.S. Federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate or trust whose world-wide income is subject to U.S. Federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

A non-U.S. holder is any holder (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER.

U.S. Holders Participating in the Exchange

Participation in the Exchange Offer. The exchange of Preferred Stock for common stock pursuant to the exchange offer constitutes a recapitalization within the meaning of section 368(a)(1)(E) of the Code. Accordingly, except as described below with respect to accrued but unpaid dividends and fractional shares, no gain or loss will be recognized on the exchange. Your initial tax basis in common stock received in the exchange (other than common stock attributable to accrued but unpaid dividends on the Preferred Stock) will be equal to your basis in the Preferred Stock surrendered in the exchange, and your holding period for such common stock will include the period during which you held such Preferred Stock The fair market value of any common stock received by you attributable to accrued but unpaid dividends on the Preferred Stock will be taxable as ordinary dividend income. Your initial tax basis in any such common stock will be equal to its fair market value, and your holding period with respect to such common stock will begin on the date of the exchange.

A holder of Preferred Stock who receives cash in lieu of a fractional share of common stock will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis allocable to such fractional share.

Ownership of Common Stock Received in the Exchange Offer. Distributions paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on common stock received as part of the exchange offer will constitute a dividend and will be includible in income by holders when received. Under current law, such dividends paid to a U.S. holder that is an individual should generally qualify for a special 15% tax rate on “qualified dividend income” through December 31, 2008. Any such dividend will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. Distributions in excess of our current or accumulated earnings and profits will be treated as a return of capital to the extent of your basis in your common stock and thereafter, as capital gain.

Upon a disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if you held such common stock for more than one year on the date of such disposition. Long-term capital gains of a U.S. holder that is an individual are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax and Information Reporting. Unless you are an exempt recipient, such as a corporation, the exchange of Preferred Stock for common stock pursuant to the exchange offer and the receipt of dividends on our common stock received as part of the exchange will be subject to information reporting and may be subject to United States federal backup withholding tax at a current rate of 28%, if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements.

Non-U.S. Holders Participating in the Exchange

The following discussion applies to you if you are a non-U.S. holder of Preferred Stock that participates in the exchange offer. Special rules may apply to you and the tax consequences of participating in the exchange offer may be materially different than those described below if you are a “controlled foreign corporation,” “passive foreign investment company,” or “foreign personal holding company,” or you own more than five percent of the Preferred Stock, own more than five percent of our common stock or are otherwise subject to special treatment under the Code. If you are or may be subject to these special rules, you are strongly encouraged to consult your own tax advisor to determine the particular United States federal, state and local and other tax consequences applicable to you of participating in the exchange offer.

Participation in the Exchange Offer. As a non-U.S. Holder, except as described below with respect to accrued, but unpaid dividends, you generally will not be subject to U.S. federal income tax on the exchange of Preferred Stock for common stock pursuant to the exchange offer. The fair market value of any common stock received by you attributable to accrued, but unpaid dividends on the Preferred Stock will be taxable as dividend income under the rules described below.

Dividends. A non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) with respect to any dividends paid on our common stock and any common stock received by you pursuant to the exchange offer that is attributable to accrued, but unpaid dividends on the Preferred Stock. To claim the benefit of a lower rate under an income tax treaty, you must properly file with us or our paying agent an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable tax treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, but will not be subject to withholding tax if you provide us or our paying agent an Internal Revenue Service Form W-8ECI, or successor form. If you are a foreign corporation, any effectively connected dividends may be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, with certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an applicable tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your taxpayer identification number.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock. As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable tax treaty);

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes. We believe that we currently are a USRPHC. However, gain on the sale or other disposition of common stock by you generally will not be subject to U.S. federal income tax provided you do not actually or constructively own more than 5% of the common stock during the five-year period preceding the disposition.

Federal Estate Tax. If you are an individual, common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax. We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty or other applicable agreements.

You generally will be subject to backup withholding tax with respect to dividends paid on our common stock or Preferred Stock unless you certify your non-U.S. status. The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker also is subject to both backup withholding and information reporting unless you certify your non-U.S. status or you otherwise establish an exemption. You generally can satisfy the certification requirement by providing a Form W-8BEN or Form W-8BECI, as applicable. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.chkenergy.com. Information contained on our website is not part of this prospectus.

In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended on each of March 31, 2004, June 30, 2004, and September 30, 2004;

•	our current reports on Form 8-K filed on January 9, 2004, January 12, 2004 (two reports of the same date), January 14, 2004, January 16, 2004, January 29, 2004, February 3, 2004, March 9, 2004, March 25, 2004 (two reports of the same date), April 7, 2004, May 12, 2004, May 18, 2004, May 20, 2004, May 21, 2004, June 2, 2004, June 3, 2004, June 10, 2004, June 22, 2004, July 27, 2004 (two reports of the same date), July 29, 2004 (two reports of the same date), July 30, 2004, September 21, 2004, September 28, 2004 (as amended on September 29, 2004), October 6, 2004, October 7, 2004, October 27, 2004, November 18, 2004, November 19, 2004 and November 30, 2004 (five reports of the same date) (excluding any information furnished pursuant to Item 9 or Item 12 of any such Current Report on Form 8-K or under Item 2.02 or Item 7.01 of any such Current Report on Form 8-K filed after August 23, 2004 or that is filed in the future and is not deemed filed under the Exchange Act); and

•	The description of our common stock, contained in the registration statement on Form 8-B (No. 001-13726), including the amendment to such description we filed with the SEC on Form 8-K on August 13, 2001 and any other amendments or reports filed for the purpose of updating such description.

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act) subsequent to the date of this filing and prior to the termination of this offering. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 879-9225.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and gas reserve estimates, planned capital expenditures, the drilling of oil and gas wells and future acquisitions, the impact of recently completed or pending acquisitions, expected oil and gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses and use of net operating loss carryforwards.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:

•	the volatility of oil and gas prices;

•	our substantial indebtedness;

•	the cost and availability of drilling and production services;

•	uncertainties inherent in estimating quantities of oil and gas reserves, projecting future rates of production and the timing of development expenditures;

•	our ability to replace reserves;

•	uncertainties in evaluating oil and gas reserves of acquired properties and associated potential liabilities;

•	projecting future rates of production and the timing of development expenditures;

•	drilling and operating risks;

•	the availability of capital;

•	our commodity price risk management activities, including counterparty contract performance risk;

•	adverse effects of governmental and environmental regulation;

•	losses possible from pending or future litigation;

•	the strength and financial resources of our competitors; and

•	the loss of officers or key employees.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

LEGAL MATTERS

The validity of the issuance of the common stock will be passed upon for us by Commercial Law Group, P.C. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters will be passed upon for the dealer manager by Cravath, Swaine & Moore LLP, New York, New York. Vinson & Elkins L.L.P. and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law. Shannon T. Self, a member of our board of directors and a shareholder in our company, is a shareholder in Commercial Law Group, P.C.

EXPERTS

The consolidated financial statements of Chesapeake Energy Corporation, incorporated in this prospectus by reference to the current report on Form 8-K of Chesapeake Energy Corporation, filed on November 30, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain estimates of proved oil and gas reserves for Chesapeake Energy Corporation referred to and incorporated by reference herein were based in part upon engineering reports prepared by Ryder Scott Company L.P., Netherland, Sewell & Associates, Inc. and Lee Keeling and Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of each such firm as experts in such matters.

ANNEX A

CHESAPEAKE ENERGY CORPORATION

LETTER OF TRANSMITTAL

Offer To Exchange

Shares of Common Stock

For

Each Outstanding Share of

6.00% Cumulative Convertible Preferred Stock

(CUSIP Nos. 165167-70-1/165167-60-2 (144A))

Pursuant to the Exchange Offer Prospectus dated November 30, 2004

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 28, 2004 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Exchange Agent for the Exchange Offer is:

UMB Bank, N.A.

By Mail:	Call Toll-Free: (800) 884-4225	By Hand or Overnight Courier:
UMB Bank, N.A. P.O. Box 410064 Kansas City, Missouri 64141-0064		UMB Bank, N.A. Security Transfer Division 5th Floor 928 Grand Blvd. Kansas City, Missouri 64106

PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS

IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING SHARES OF 6.00% CUMULATIVE CONVERTIBLE PREFERRED STOCK FOR SHARES OF THE COMPANY’S COMMON STOCK PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) SHARES TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE BY CAUSING AN AGENT’S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

The undersigned hereby acknowledges receipt and review of the exchange offer prospectus, dated November 30, 2004 (the “Exchange Offer Prospectus”), of Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Company’s offer (the “Exchange Offer”) to exchange shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), for each validly tendered and accepted share of 6.00% Cumulative Convertible Preferred Stock (the “Preferred Stock”). The number of shares of Common Stock to be exchanged for each share of Preferred Stock (the “Exchange Ratio”) will be fixed after 5:00 p.m. New York City time on Thursday, December 23, 2004 (the “Pricing Date”), on the basis of the applicable pricing formula set forth in the Exchange Offer Prospectus, and announced prior to the opening of trading on Monday, December 27, 2004. The Exchange Ratio will be subject to a maximum of 5.5605 shares of common stock and a minimum of 5.1605 shares of common stock per share of Preferred Stock.

The Company reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Company shall give notice of any extension by giving written notice to the Exchange Agent and by making a public announcement by press release prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. The term “business day” shall mean any day that is not a Saturday, Sunday or day on which banks are authorized by law to close in the State of New York.

Tender of shares of Preferred Stock is to be made according to the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Exchange Offer Prospectus in the section entitled “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer generated message known as an “agent’s message” to the exchange agent for its acceptance. For you to validly tender your shares of Preferred Stock in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your shares of Preferred Stock; and

•	You agree to be bound by the terms of this Letter of Transmittal.

By using the ATOP procedures to tender outstanding shares of Preferred Stock, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

1. By tendering shares of Preferred Stock in the Exchange Offer, you acknowledge receipt of the Exchange Offer Prospectus and this Letter of Transmittal.

2. By tendering shares of Preferred Stock in the Exchange Offer, you represent and warrant that you have the full power and authority to tender, exchange, assign and transfer the shares of Preferred Stock tendered hereby and to acquire the exchange consideration issuable upon the exchange of such tendered shares of Preferred Stock, and will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Company to be necessary or desirable to complete the exchange, assignment and transfer of the shares of Preferred Stock tendered hereby.

3. For purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered shares of Preferred Stock when, as and if the Company gives oral or written notice thereof to the Exchange Agent. Any tendered shares of Preferred Stock that are not accepted for exchange pursuant to the Exchange Offer for any reason will be credited to the appropriate account maintained by DTC.

4. All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death, incapacity or dissolution of the holder, and every obligation of the holder under this Letter of Transmittal shall be binding upon the holder’s heirs, personal representatives, successors and assigns.

5. You understand and acknowledge that the acceptance of properly tendered shares of Preferred Stock by the Company pursuant to the procedures described in the section of the Exchange Offer Prospectus entitled “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock” and in the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Exchange Offer.

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Book-Entry Confirmations

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of shares of Preferred Stock tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as an Agent’s Message (as defined in the Exchange Offer Prospectus), and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 12:00 midnight, New York City time, on the Expiration Date.

2. Partial Tenders

The entire number of shares of Preferred Stock delivered to the Exchange Agent’s account at DTC will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire number of shares of Preferred Stock is not tendered, then the number of shares of Preferred Stock not tendered and the number of shares of Common Stock equal to the Exchange Ratio issued in exchange for any shares of Preferred Stock accepted for exchange will be delivered to the holder via the facilities of DTC promptly after the shares of Preferred Stock are accepted for exchange.

3. Fractional Shares

Fractional shares of Common Stock will not be issued in the Exchange Offer. Instead, in lieu of fractional shares otherwise issuable (calculated on an aggregate basis for each holder), the Company will pay holders participating in the Exchange Offer cash in an amount equal to the fraction of a share multiplied by the closing price per share of our Common Stock on the New York Stock Exchange on the last business day immediately preceding the Expiration Date (the “applicable market value”). The applicable market value of our Common Stock shall be determined by reference to the applicable Bloomberg Financial Markets page or any successor or replacement page. If our Common Stock is not listed on the New York Stock Exchange on any such date, the applicable market value of our Common Stock shall be determined by reference to the Bloomberg Financial Markets page that reports such information with respect to our Common Stock for the national or regional securities exchange, the Nasdaq Stock Market or the over-the-counter market that is the primary market for the trading of our Common Stock. If such information is not available on any Bloomberg page, the applicable market value shall be the last quoted bid price for our Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the applicable market value shall be the market value of our Common Stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

4. Validity of Tenders

The Company will determine in its sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered shares of Preferred Stock. The Company reserves the absolute right to reject any and all shares of Preferred Stock not properly tendered or any shares of Preferred Stock the acceptance for exchange of which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities of tender of any shares of Preferred Stock. The interpretation of the terms and conditions by the Company of the Exchange Offer (which includes this Letter of Transmittal and the instructions hereto) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of shares of Preferred Stock must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of shares of Preferred Stock, neither the Company, the Exchange Agent, nor any other person shall have any duty or will incur any liability for failure to give such notification. Tenders of shares of Preferred Stock will not be considered to have been made until any defects or irregularities have been cured or waived.

Any shares of Preferred Stock received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, via the facilities of DTC, as soon as practicable following the Expiration Date.

5. Waiver of Conditions

Except for the nonwaivable conditions set forth in the section of the Exchange Offer Prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer,” the Company reserves the absolute right to waive, in whole or part, any of the conditions to the Exchange Offer set forth in the Exchange Offer Prospectus or in this Letter of Transmittal.

6. No Conditional Tender

No alternative, conditional, irregular or contingent tender of shares of Preferred Stock will be accepted.

7. Request for Assistance or Additional Copies

Requests for assistance or for additional copies of the Exchange Offer Prospectus or this Letter of Transmittal may be directed to the information agent, MacKenzie Partners, Inc. at (800) 322-2885. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

8. Withdrawal

Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the section of the Exchange Offer Prospectus entitled “The Exchange Offer—Withdrawals of Tenders.”

9. No Guarantee of Late Delivery

There is no procedure for guarantee of late delivery in the Exchange Offer.

10. Backup United States Federal Income Tax Withholding and Substitute Form W-9

Under the United States federal income tax laws, payments that may be made by the Company on account of consideration issued pursuant to the Exchange Offer may be subject to backup withholding at the rate of 28%. In order to avoid such backup withholding, each tendering holder should complete and sign the Substitute Form W-9 and either (a) provide the correct taxpayer identification number (“TIN”) and certify, under penalties of perjury, that the TIN provided is correct, that the holder is a U.S. person, and that (1) the holder has not been notified by the United States Internal Revenue Service (the “IRS”) that the holder is subject to backup withholding as a result of failure to report all interest or dividends or (2) the IRS has notified the holder that the holder is no longer subject to backup withholding; or (b) provide an adequate basis for exemption. If the tendering holder has not been issued a TIN and has applied for one, or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in Part I of the Substitute Form W-9, sign and date the Substitute Form W-9 and sign the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in Part I, the Company shall retain 28% of payments made to the tendering holder during the 60-day period following the date of the Substitute Form W-9. If the holder furnishes his, her or its TIN within 60 days after the date of the Substitute Form W-9, the Company shall remit such amounts retained during the 60-day period to the holder and no further amounts shall be retained or withheld from payments made to the holder thereafter. If, however, the holder has not provided the Exchange Agent or the Company with his, her or its TIN within such 60-day period, the Company shall remit such previously retained amounts to the IRS as backup withholding. In general, if a holder is an individual, the TIN is the social security number of such individual. If the Exchange Agent or the Company are not provided with the correct TIN, the holder may be subject to a $50 penalty imposed by the IRS.

Certain holders are not subject to these backup withholding and reporting requirements. Generally, in order for a non-United States individual to qualify as an exempt recipient, such holder must submit a statement (generally, IRS Form W-8BEN), signed under penalty of perjury, attesting to that individual’s foreign status. Such statements can be obtained from the Exchange Agent. Failure to complete the Substitute Form W-9 will not, by itself, cause shares of Preferred Stock to be deemed invalidly tendered, but may require the Company to withhold 28% of the amount of any payments made on account of the consideration issued in the Exchange Offer. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS, provided the taxpayer furnishes the proper information.

See the attached “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for more information.

IMPORTANT: By using the ATOP procedures to tender shares of Preferred Stock, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)

PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW

Name

Business Name

Please check appropriate box

☐ Individual/Sole Proprietor ☐Corporation

☐ Partnership ☐ Other

Address

City, State, Zip Code

Part I—Social Security Number OR Employer Identification Number

(If awaiting TIN, write “Applied For”)

Part II—For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt ☐

Certification—Under penalties of perjury, I certify that:

(1)    The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

(2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)    I am a U.S. person (including a U.S. resident alien)

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item (2) does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (Also see instructions in the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.)

SIGNATURE: DATE:

NOTE:	IF YOU ARE A UNITED STATES HOLDER, FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INSTRUCTIONS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART I OF THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me will be withheld until I provide a taxpayer identification number.

SIGNATURE:                                                                                                                                    DATE:

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of:	For this type of account:	Give the EMPLOYER IDENTIFICATION number of:
1. An individual’s account	The individual	6. A valid trust, estate, or pension trust	The legal entity (4)

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)	7. Corporate or LLC electing corporate status on Form 8832	The corporation

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)	8. Association, club, religious, charitable or educational or other tax-exempt organization	The organization

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee (1)	9. Partnership or multi-member LLC	The partnership

b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)	10. A broker or registered nominee	The broker or nominee

5. Sole proprietorship or single-owner LLC	The owner (3)	11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or, if you have one, your employer identification number.
(4)	List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:	If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the “IRS”) and apply for a number. You may also obtain Form SS-4 by calling the IRS at 1-800-TAX-FORM.

If you do not have a TIN, but have applied for one, write “Applied For” in the space for the TIN, complete the Certificate of Awaiting Taxpayer Identification Number, sign and date the form and return it to the Exchange Agent.

Payees Exempt From Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

•	An organization exempt from tax under section 501(a), an individual retirement account or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(p)(2).
•	The United States or any agency or instrumentality thereof.
•	A state, the District of Columbia, a possession of the United States or any political subdivision or agency or instrumentality thereof.
•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
•	An international organization or any agency or instrumentality thereof.

Payees specifically exempted from backup withholding on interest and dividend payments include the following:

•	A corporation.
•	A financial institution.
•	A registered dealer in securities or commodities registered in the U.S., the District of Columbia, or a possession of the U.S.
•	A real estate investment trust.
•	A common trust fund operated by a bank under section 584(a).
•	An exempt charitable remainder trust, or a non-exempt trust described in section 4947.
•	An entity registered at all times during the tax year under the Investment Company Act of 1940.
•	A foreign central bank issue.
•	A middleman known in the investment community as a nominee or custodian.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•	Payments to nonresident aliens subject to withholding under section 1441.
•	Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
•	Payments of patronage dividends not paid in money.
•	Payments made by certain foreign organizations.
•	Section 404(k) payments made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

•	Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payer.

•	Payments of tax-exempt interest (including exempt-interest dividends under section 852).
•	Payments described in section 6049(b)(5) to non-resident aliens.
•	Payments on tax-free covenant bonds under section 1451.
•	Payments made by certain foreign organizations.

Exempt payees described above should file Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THE SUBSTITUTE FORM W-9 WITH THE PAYER. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER. CHECK THE BOX MARKED “EXEMPT” IN PART II OF THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A(a), 6045, 6050A, 6050N and the regulations thereunder.

Privacy Act Notice.—You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply. Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism.

Penalties

(1)	Penalty for Failure to Furnish Taxpayer Identification Number.—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding.—If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)	Criminal Penalty for Falsifying Information.—Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION

CONTACT YOUR TAX CONSULTANT OR

THE INTERNAL REVENUE SERVICE

The Exchange Agent for the exchange offer is:

UMB Bank, N.A.

Call Toll-Free: (800) 884-4225

BY MAIL:	BY HAND OR OVERNIGHT COURIER:
P.O. Box 410064 Kansas City, Missouri 64141-0064	Security Transfer Division 5th Floor 928 Grand Blvd. Kansas City, Missouri 64106

The Information Agent for the Exchange Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

The Dealer Manager

UBS Investment Bank

677 Washington Blvd.

Stamford, Connecticut 06901

Attention: Liability Management Group

(203) 719-4210 (Call Collect)

or

Call Toll-Free (888) 722-9555 x4210

Additional copies of this exchange offer prospectus, the letter of transmittal or other tender offer materials may be obtained from the information agent or the exchange agent and will be furnished at our expense. Questions and requests for assistance or additional copies hereof or the letter of transmittal should be directed to the information agent or the exchange agent.

Questions and requests for information regarding the terms of the exchange offer should be directed to the dealer manager.

PART II

INFORMATION NOT REQUIRED IN DOCUMENT

Item 20. Indemnification Of Officers And Directors

Section 1031 of the Oklahoma General Corporation Act, under which Chesapeake is incorporated, authorizes the indemnification of directors and officers under certain circumstances. Article VIII of the Certificate of Incorporation of Chesapeake and Article VI of the Bylaws of Chesapeake also provide for indemnification of directors and officers under certain circumstances. These provisions, together with Chesapeake’s indemnification obligations under individual indemnity agreements with its directors and officers, may be sufficiently broad to indemnify such persons for liabilities under the Securities Act of 1933 (the “Securities Act”), as amended. In addition, Chesapeake maintains insurance, which insures its directors and officers against certain liabilities.

The Oklahoma General Corporation Act provides for indemnification of each of Chesapeake’s officers and directors against (a) expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by reason of such person being or having been a director, officer, employee or agent of Chesapeake, or of any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake, other than an action by or in the right of Chesapeake. To be entitled to indemnification, the individual must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of Chesapeake, and with respect to any criminal action, the person seeking indemnification had no reasonable cause to believe that the conduct was unlawful and (b) expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of any action or suit by or in the right of Chesapeake brought by reason of the person seeking indemnification being or having been a director, officer, employee or agent of Chesapeake, or any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake, provided the actions were in good faith and were reasonably believed to be in or not opposed to the best interest of Chesapeake, except that no indemnification shall be made in respect of any claim, issue or matter as to which the individual shall have been adjudged liable to Chesapeake, unless and only to the extent that the court in which such action was decided has determined that the person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. Article VIII of Chesapeake’s Certificate of Incorporation provides for indemnification of Chesapeake’s directors and officers. The Oklahoma General Corporation Act also permits Chesapeake to purchase and maintain insurance on behalf of Chesapeake’s directors and officers against any liability arising out of their status as such, whether or not Chesapeake would have the power to indemnify them against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

Chesapeake has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, Chesapeake will pay on behalf of the indemnitee any amount which he is or becomes legally obligated to pay because of (a) any claim or claims from time to time threatened or made against him by any person because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he commits or suffers while acting in his capacity as a director and/or officer of Chesapeake or an affiliate or (b) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer, director, employee or agent of Chesapeake or an affiliate or is or was serving at the request of Chesapeake as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payments which Chesapeake would be obligated to make under an indemnification agreement could include damages, charges, judgments, fines, penalties, settlements and costs, cost of investigation and cost of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedeas, bail, surety or other bonds. Chesapeake also provides liability insurance for each of its directors and executive officers.

Item 21. Exhibits And Financial Statement Schedules

(a) Exhibits. The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.	Description
4.1	Chesapeake’s Restated Certificate of Incorporation, as amended, together with the Certificates of Designation for the Series A Junior Participating Preferred Stock, 6.75% Cumulative Convertible Preferred Stock, 6.0% Cumulative Convertible Preferred Stock, 5.0% Cumulative Convertible Preferred Stock and 4.125% Cumulative Convertible Preferred Stock. Incorporated herein by reference to Exhibit 3.1 to Chesapeake’s quarterly report on Form 10-Q for the quarter ended September 30, 2004.

4.2	Chesapeake’s amended and restated bylaws. Incorporated herein by reference to Exhibit 3.2 to Chesapeake’s annual report on Form 10-K for the year ended December 31, 2003.

5.1*	Opinion of Commercial Law Group, P.C. regarding the validity of the securities being registered.

8.1*	Tax Opinion of Vinson & Elkins L.L.P.

12	Computation of Ratios of Earnings and Fixed Charges. Incorporated herein by reference to Exhibit 12 to Chesapeake’s quarterly report on Form 10-Q for the quarter ended September 30, 2004.

21	Subsidiaries of Chesapeake. Incorporated herein by reference to Exhibit 21 to Chesapeake’s quarterly report on Form 10-Q for the quarter ended September 30, 2004.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Ryder Scott Company, L.P.

23.3*	Consent of Lee Keeling and Associates, Inc.

23.4*	Consent of Netherland, Sewell & Associates, Inc.

23.5*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1).

23.6*	Consent of Commercial Law Group, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature pages of this Registration Statement).

*	Filed herewith.

(b) Financial Statement Schedules. Incorporated herein by reference to Item 8 of Chesapeake’s annual report on Form 10-K for the year ended December 31, 2003.

Item 22. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of any Registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on November 30, 2004.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ AUBREY K. MCCLENDON
Aubrey K. McClendon Chairman of the Board and Chief Executive Officer

Each person whose signature appears below authorizes Aubrey K. McClendon and Marcus C. Rowland, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ AUBREY K. MCCLENDON Aubrey K. McClendon	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	November 30, 2004

/s/ TOM L. WARD Tom L. Ward	President, Chief Operating Officer and Director	November 30, 2004

/s/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 30, 2004

/s/ MICHAEL A. JOHNSON Michael A. Johnson	Senior Vice President—Accounting, Controller and Chief Accounting Officer (Principal Accounting Officer)	November 30, 2004

/s/ FRANK A. KEATING Frank A. Keating	Director	November 30, 2004

/s/ BREENE M. KERR Breene M. Kerr	Director	November 30, 2004

/s/ CHARLES T. MAXWELL Charles T. Maxwell	Director	November 30, 2004

/s/ SHANNON T. SELF Shannon T. Self	Director	November 30, 2004

/s/ FREDERICK B. WHITTEMORE Frederick B. Whittemore	Director	November 30, 2004

II-4